Material Information

2019 Results

On the path of profitable and sustainable growth

Net Income COP Tn

The highest of the past 6 years

1.6
6.6
11.6
13.3
2016
2017
2018
2019

- Historical dividend payment **(COP 314 per share)**
- Record in spread of crude oil basket vs. Brent **(-$5.6 US/Bl)**

2019 Reserves Balance

Result of our profitable growth

Reserves Volume (Mboe)
% Reserve Replacement Ratio (RRR)
Average Reserve Life
126%
129%
169%
1,659
1,727
1,893
7.1
7.2
7.8
2017
2018
2019
2017
2018
2019

- The RRR was 169%, **the highest level in 9 years**
- Incorporation of 164 Mboe of proven reserves to be developed **through the JV with OXY in the Permian (US).**

Downstream

Cartagena
Barrancabermeja
Throughput (mbd)
346
373
374
136
151
155
210
222
219
2017
2018
2019

Mbd: Thousand barrels per day

Midstream

- **4% increase** in volumes transported
- Operational strength and contribution to BG EBITDA

77% EBITDA Margin

Upstream

Production volume (Mboed)
715
720
725
2017
2018
2019

Mboed: Thousand barrels of oil equivalent per day

- **Gas:** Greater participation in Chuchupa and Ballena fields (Pre-agreement)
- Gato do Mato discovery Presalt (Brazil) **Acquisition of 30% stake**
- Strategic alliance in offshore caribbean **Shell operator (50%) Ecopetrol (50%)**

Fuerte Sur, Purple Angel and COL-5 blocks

Committed to decarbonization

CO_2

20% Tons Co_2e **Reduction** in greenhouse emissions by 2030

ZERO Routine Flaring by 2030

Castilla Solar Farm **21 MW**

Renewable energy auction **30 MW**

TARGET BY 2022 **300 MW** renewable

20% Installed capacity

Contact information:
investors@ecopetrol.com.co Tel: +57 (1) 234 51 90

ecopetrol

2019 was an outstanding year for the Ecopetrol group, both operationally and financially, reaching the targets we set in the 2019-2021 Plan update. Our financial results were the highest of the past six years, with a net profit of COP 13.3 trillion, an EBITDA of COP 31.1 trillion and an EBITDA margin of 44%. This performance allowed for the highest dividend payment in the Company’s history (COP 314  per share), as well as investments focused on  profitable organic (80%) and inorganic (20%) growth totalling USD 4.4 billion, maintaining our credit rating.  The Gross Debt-to-EBITDA ratio was 1.2 times in 2019.

The financial results achieved demonstrate the positive operational performance and the positioning of our crudes in markets that generate greater value, reaching in the fourth quarter 2019 a record differential in the crude basket of -4.7 USD/bl. Our sales and marketing strategy enabled us to establish a direct relationship with refiners, strengthening our position as a reliable heavy crude supplier for our customers, with high quality standards and competitive delivery times, thus maximizing the value of our basket amidst a favorable market context for heavy crudes in the region.  These favorable performance was further facilitated by to a better average exchange rate, savings in financial expenses from debt prepayments and a lower nominal tax rate. The foregoing allowed to offset the lower average Brent price, which declined from USD 72 USD/bl in 2018, to 64 USD/bl in 2019, showing our ability to face a challenging environment, reflected in a lower net income breakeven of 29.9 USD/bl.

2019 net profit was positively impacted as a result of our increased stake in Inversiones de Gases de Colombia (Invercolsa) from 43% to 52%, pursuant to the Supreme Court ruling of October 2019, whereby our interest position changed, and this Company thus ceased to be a subsidiary and became an associate, generating a non-recurring income in the amount of COP 1.0 trillion.

As part of our corporate strategy, we remain committed to our operational and financial efficiency plan. During 2019, Ecopetrol Group’s cumulative efficiencies amounted to COP 3.3 trillion, a 22% increase versus 2018 and exceeded the target set in the 2019-2021 Plan. Based on our efficiency roadmap, USD 126 million of the 2020 plan were allocated to Digital Transformation, which will allow improved productivity and efficiency through the implementation of artificial intelligence, blockchains and bots, among other technologies.

In operational terms, during 2019, we incorporated 408 million barrels of oil equivalent (mboe) in proven reserves, furthering the positive trend of 2017 and 2018. At the end of the year, the proven net reserves of the Ecopetrol Group reached 1,893 million barrels of oil equivalent. The reserves replacement ratio was 169%, the highest of the past nine years, despite a 15% lower Brent price versus 2018. Furthermore, average life of total reserves increased from 7.2 to 7.8 years.

Organically, 100% of reserve replacement was achieved, emphasizing the outstanding performance of primary, secondary and tertiary recovery. The joint venture with Oxy allowed Ecopetrol to incorporate 164 mboe of proven reserves (1P).

In exploration, the Group and its partners completed the drilling of 20 wells, thus exceeding the 12-well goal set for the year. We had a geological success rate of 40% with eight (8) successful wells.

Near-Field Exploration strategy has been noteworthy, allowing for short cycle reserves addition given their location near production facilities. This strategy succeeded in adding over one million cumulative barrels of crude in extensive tests, which were tallied to the production of the Business Group.

An important milestone for the development of the Colombian offshore was the agreement signed between Ecopetrol S.A. and Shell, whereby Shell will acquire a 50% stake in the Fuerte Sur, Purple Angel and COL-5 blocks, located in deepwater Caribbean Sea offshore Colombia.

In the production front, we met the annual goal, reaching 725 thousand barrels of oil equivalent per day, despite operational incidents and public order difficulties faced during the year. Production increase leveraged on the positive drilling results and increased gas sales and marketing. In October, the entry into operation of the LPG[1] Plant of the Cupiagua field was a remarkable event, with an expected production of between 7,000 and 8,000 barrels daily, thus escalating national supply of this energy and providing thousands of Colombian families with access to energy sources.

Our progress in energy transition and growth in gas production included the agreement signed by Hocol, an Ecopetrol Group subsidiary, on November 22, 2019 with Chevron Petroleum Company to acquire its stake in the Chuchupa and Ballena fields, located in the Department of La Guajira. This agreement is subject to approval by the Colombian Superintendence of Industry and Commerce, and future developments will be duly reported.

In the international front, we would like to stress the signing of an agreement with Shell Brasil Petróleo Ltda. to acquire a 30% stake in the Gato do Mato, discovery located offshore in the pre-salt Santos Basin.

Moreover, I would also like to highlight the decision of the Council of State which allowed making headway in the Comprehensive Research Pilot Projects, which will provide the country with invaluable information on the feasibility of developing Unconventional Sites in Colombia. During 2020, we will continue to report any progress on this front.

In the midstream segment, the volume transported increased by 4% compared to that of 2018, allowing  operational stability and positive financial results, with an EBITDA of ten trillion pesos, which represents a 15% increase compared to previous year results. Furthermore, the new crude transportation tariffs process was completed, providing a moderate income increase for the segment.

During 2019, the pipeline network continued to suffer from incidents attributable to third parties. However, the provisional operations through the Bicentennial pipeline allowed us to reduce these impacts.

With respect to refining, during 2019 we achieved a record high average throughput of 374 thousand barrels per day in the two refineries, which validates

[1] Liquefied petroleum gas

good performance despite some unscheduled operational events. The joint gross margin for the downstream segment was $ 10 USD/bbl, mainly affected by the lower product prices and the strengthening of medium and heavy crude, in line with the behavior of the international market.

As part of our efforts to contribute towards preserving the environment, in 2019 we declared our commitment to reduce CO2 (carbon dioxide) emissions by 20% for 2030 and reduce the operation's vulnerability to climate change.

This reduction has been ongoing for several years, and in 2019 we achieved a cumulative reduction of 1.6 million tons of CO2 equivalent from our direct operations through the uninterrupted implementation of energy efficiency projects, the reduction of routine flare stack flaring in Chichimene and the use of renewable energies.

In this latter front, the Company has the goal of incorporating approximately 300 MW of unconventional renewable energy by 2022. In line with this goal, the Castilla Solar Park was inaugurated with 21 MW of installed capacity and the construction of the San Fernando Solar Park with 50 MW capacity is planned for 2020, which will become the largest energy self-generation project developed in the country. This project will prevent the emission of over 410 thousand tons of CO2 into the atmosphere over the next 15 years.

The renewable energy goal will allow Ecopetrol to increase its share in these sources from the current 5% to 20% in 2022.

In January 2020 we endorsed the World Bank World-led initiative “Zero Routine Flaring by 2030” as part of our decarbonization plan.

Alternatively, we continue with our commitment to offer the country cleaner fuels. In December, the diesel distributed in Colombia had a weighted average of 10 parts per million of sulphur (ppm) and 110 ppm in gasoline, levels below those required by the current Colombian regulation of 50 ppm in diesel and 300 ppm in gasoline.

Socio-environmental investment totaled COP 245,462 million, evidencing our commitment to the well-being of communities and the environment.

On the governance front, most notable is the completed orderly transition as regards to changes in our Board of Directors, as well as the creation of the Innovation and Technology Committee of the Board, which will promote further progress towards digital transformation, one of the enablers of our strategy.

Having reached in advance the most significant operational and financial milestones outlined in our Business Plan 2019-2021, with a Company successfully operating and financially robust, we are prepared to face new challenges.

The 2022 Plan includes amongst its most significant goals: i) reaching production levels of 780 - 800 mboed; (ii) increase reserves while maintaining the minimum organic replacement rate of 100%, net of price effect; iii) enable an optimal throughput of the integrated refining system at a level between 370 - 420 mbd; iv) increase transported volumes to 1,10 - 1,25 million barrels of oil equivalent per day; (v) invest between USD 13-17 billion, which reflect a level of return on capital above 12% at Plan prices; vi) maintain a strong cash flow position and a gross debt-to-EBITDA ratio of 1.0 - 1.5 times, which safeguards the Company's investment grade; and, vii) consolidate the ESG strategy (Environmental, Social, and Governance). The Plan incorporates continuous portfolio optimization and appraising asset value generation.

We reiterate our commitment to profitably growing our production and reserves through sustainable results, reducing the impact of our operations, encouraging good environmental practices and promoting socio-environmental development in those territories where the Ecopetrol Group is present.

Felipe Bayón Pardo

CEO Ecopetrol S.A.

Bogotá, February 25th, 2020. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announced today Ecopetrol Group’s financial results for the fourth quarter and year-end results for 2019, prepared in accordance with the International Financial Reporting Standards applicable in Colombia.

During 2019, the Ecopetrol Group reported outstanding financial results, demonstrated by a net profit of COP 13.3 trillion, the strongest of the past six years, plus a historical record high EBITDA of COP 31.1 trillion.

This performance was largely due to: i) higher levels of hydrocarbon production (725 mboed in 2019 as compared to 720 mboed in 2018), in line with the proposed target; ii) a record refining throughput of 374 mbd, similar to that of 2018, despite major scheduled maintenance for their units; iii) a solid performance of the midstream segment, which guaranteed operational continuity despite third-party damages to its infrastructure; iv) an outstanding commercial management that enabled  to materialize better oil spreads vs the Brent price ($5.6 USD/bl in 2019 as compared to $8.5 USD/bl in 2018); v) savings in financial expenses due to the prepayment of debt; vi) a lower effective tax rate; and vii) a favorable devaluation environment. We accomplished the above despite lower international crude and product prices.

In addition to this performance, net profit was also supported by additional income due to the consolidation of Invercolsa and the deferred tax asset associated with the acquisition of Permian, which offset impacts of impairment of long-term assets in all segments.

Table1: Financial Summary of Income Statement – Ecopetrol Group

Billion (COP)	4Q 2019	4Q 2018	∆ ($)	∆ (%)	12M 2019	12M 2018	∆ ($)	∆ (%)
Total sales	18,581	18,314	267	1.5%	70,847	67,820	3,027	4.5%
Depreciation and amortization	2,101	1,881	220	11.7%	8,290	7,605	685	9.0%
Variable cost	7,547	7,412	135	1.8%	27,176	24,774	2,402	9.7%
Fixed cost	2,622	2,649	(27)	(1.0%)	9,492	8,791	701	8.0%
Cost of sales	12,270	11,942	328	2.7%	44,958	41,170	3,788	9.2%
Gross income	6,311	6,372	(61)	(1.0%)	25,889	26,650	(761)	(2.9%)
Operating and exploratory expenses	771	1,382	(611)	(44.2%)	3,726	4,592	(866)	(18.9%)
Operating income	5,540	4,990	550	11.0%	22,163	22,058	105	0.5%
Financial income (loss)	(245)	(300)	55	(18.3%)	(1,670)	(2,010)	340	(16.9%)
Share of profit of companies	65	(84)	149	(177.4%)	354	155	199	128.4%
Income before income tax	5,360	4,606	754	16.4%	20,847	20,203	644	3.2%
Income tax	247	(1,297)	1,544	(119.0%)	(5,067)	(7,415)	2,348	(31.7%)
Net income consolidated	5,607	3,309	2,298	69.4%	15,780	12,788	2,992	23.4%
Non-controlling interest	(318)	(296)	(22)	7.4%	(1,251)	(978)	(273)	27.9%
Net income attributable to owners of Ecopetrol before impairment	5,289	3,013	2,276	75.5%	14,529	11,810	2,719	23.0%
Impairment	(1,751)	(496)	(1,255)	253.0%	(1,748)	(347)	(1,401)	403.7%
Deferred tax of impairment	471	130	341	262.3%	470	93	377	405.4%
Net income attributable to owners of Ecopetrol	4,009	2,647	1,362	51.5%	13,251	11,556	1,695	14.7%

EBITDA	7,174	7,042	132	1.9%	31,108	30,798	310	1.0%
EBITDA Margin	38.6%	38.5%	-	0.1%	43.9%	45.4%	-	(1.5%)

The figures included in this report were extracted from the Company’s audited financial statements. The financial information is expressed in billions of Colombian pesos (COP), or US dollars (USD), or thousands of barrels of oil equivalent per day (mboed) or tons, as noted. For presentation purposes, certain figures in this report were rounded to the nearest decimal place.

Forward-looking statements: This release may contain forward-looking statements related to business prospects, estimates on operating and financial results, and Ecopetrol's growth. These are projections and, as such, are based solely on management's expectations regarding the future of the Company and its continued access to capital in order to finance the Company's business plan. These forward-looking statements basically depend on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and industry, among other factors; therefore, they are subject to change without notice.

I.              Ecopetrol Group Financial and Operating Results

1.   Income Statement

a)    Sales Revenue

A 1.5% increase in sales revenues in the Q4 2019 as compared to Q4 2018 primarily by a combined result of the following:

a)     A Positive sales volume (COP +0.1 trillion and +8 mboed), primarily due to diesel (higher demand and changes in the regulation of the biodiesel blend) and LPG (entry into operation of the Gas Plant in Cupiagua).

b)     An increase in the average COP to USD exchange rate, which positively impacted revenues (COP +1.1 trillion).

c)     Lower weighted average sales price of crude, gas and products of -3.5 USD/bl. (COP -1.0 trillion), primarily due to a decrease in the benchmark Brent crude prices, which was partially offset by better spreads vs. Brent price in respect of crude and diesel.

d)     Higher revenues from transport and other services (COP +0.1 trillion), mostly due to higher volumes transported.

Total accumulated income in 2019 increased by 4.5% as compared to 2018, primarily as a combined result of:

a)     An increase in sales volume of +28 mboed (COP +2.3 trillion), due to the greater availability of crude oil for export and the sales strategy for products abroad, in line with greater available volumes from the Cartagena Refinery.

b)     A higher average COP to USD exchange rate, positively impacting total revenues (COP +6.1 trillion).

c)     A lower average price of the weighted basket of crude, products and gas of in the amount of -5.4 USD/bl (COP -5.7 trillion), primarily due to the decrease in the Brent crude price, which was partially offset by increased spreads in crude and diesel vs. the Brent price.

d)     An increase in service revenues (COP +0.3 trillion) primarily due to an increase in volumes transported.

Table 2: Sales Volumes - Ecopetrol Group

Local Sales Volume - mboed	4Q 2019	4Q 2018	∆ (%)	12M 2019	12M 2018	∆ (%)
Medium Distillates	161.6	151.2	6.9%	156.6	150.1	4.3%
Gasoline	121.4	111.2	9.2%	116.0	110.5	5.0%
Natural Gas	84.8	80.7	5.1%	79.3	77.0	3.0%
Industrials and Petrochemicals	26.2	22.0	19.1%	23.4	21.1	10.9%
LPG and Propane	19.1	15.4	24.0%	16.3	16.2	0.6%
Crude Oil	5.2	3.3	57.6%	6.1	8.0	(23.8%)
Fuel Oil	1.5	6.7	(77.6%)	1.9	8.4	(77.4%)
Total Local Volumes	419.8	390.5	7.5%	399.6	391.3	2.1%

Export Sales Volume - mboed	4Q 2019	4Q 2018	∆ (%)	12M 2019	12M 2018	∆ (%)
Crude Oil	414.9	419.4	(1.1%)	405.4	392.4	3.3%
Products	119.8	136.0	(11.9%)	121.1	114.3	5.9%
Natural Gas*	1.3	1.8	(27.8%)	1.4	1.5	(6.7%)
Total Export Volumes	536.0	557.2	(3.8%)	527.9	508.2	3.9%

Total Sales Volumes	955.8	947.7	0.9%	927.5	899.5	3.1%

* Natural Gas exports correspond to domestic sales of Ecopetrol América LLC.

Domestic Sales (43%): Increase of 2.1% in comparison to 2018, mostly due to:

•       Medium Distillates: An increase in consumption in border areas primarily due to a decrease in Venezuelan imports of product, a change in the biodiesel blend, and increased demand for jet fuel by the aviation industry.

•       Gasoline: An increase in domestic demand primarily due to increased consumption in border areas and domestic economic growth.

•       Asphalt: An increase in export sales (102 tons in 2019 vs. 26 tons in 2018) and greater domestic demand (408 tons in 2019 vs. 316 tons in 2018), primarily due to the recovery of the road network in Bogotá and the reactivation of 4G infrastructure projects.

•       Gas: An increase in sales primarily due to the incorporation of new fields and marketing processes during 2019 that resulted in sales of future production during the next two years.

•       Fuel oil: A decrease in sales primarily due to lower production, in order to allocate streams to more valuable sources.

•       During 2019, the supply of fuels nationwide was guaranteed, with higher quality standards, despite a context affected by social and operational events.

International Sales (56%): Increase of 3.9% in comparison to 2018, mostly due to:

•       Crude: Higher sales primarily due to an increase in domestic crude purchases as a result of the commercial strategy.

•       Diesel: An increase of exports due to better realization price in the international markets.

Table 3: Export Destinations – Ecopetrol Group

Crudes - mboed	4Q 2019	4Q 2018	% Share	12M 2019	12M 2018	% Share
Asia	223.5	207.3	53.9%	187.6	158.9	46.3%
U.S. Gulf Coast	147.6	107.0	35.6%	149.0	130.2	36.8%
Europe	0.0	15.8	0.0%	17.7	14.5	4.4%
Central America / Caribbean	21.8	34.3	5.3%	24.9	30.5	6.1%
Others	7.8	0.0	1.9%	5.4	14.9	1.3%
South America	0.0	35.0	0.0%	1.7	13.1	0.4%
U.S. West Coast	14.2	14.4	3.4%	10.8	24.8	2.7%
U.S. East Coast	0.0	5.7	0.0%	8.2	5.5	2.0%
Total	414.9	419.5	100.0%	405.3	392.4	100.0%

Products - mboed	4Q 2019	4Q 2018	% Share	12M 2019	12M 2018	% Share
U.S. East Coast	46.5	48.9	38.8%	45.4	31.0	37.5%
Central America / Caribbean	24.6	23.8	20.5%	32.9	26.6	27.2%
Asia	26.7	32.1	22.3%	22.8	27.1	18.8%
South America	13.3	16.3	11.1%	9.9	10.3	8.2%
U.S. Gulf Coast	7.5	14.9	6.3%	7.4	17.2	6.1%
Europe	0.1	0.0	0.1%	0.9	1.2	0.7%
U.S. West Coast	0.0	0.0	0.0%	1.6	0.8	1.3%
Others	1.0	0.0	0.8%	0.2	0.0	0.2%
Total	119.8	136.0	100.0%	121.1	114.2	100.0%

This information is subject to change at the end of the quarter, as some of the destinations may be reclassified according to final export results.

Exports

Crude: During 2019, 83% of our shipments were exported to Asia and the US Gulf Coast, demonstrating continued proactive and dynamic commercial management, and an increased presence in markets that generate greater value for our products.

•       Asia: The increase in the percentage of exports going to Asia in 2019 as compared to 2018 was primarily as a result of the Company’s commercial strategy focused on direct sales agreements with independent refineries in China and India.

•       US Gulf Coast: A better valuation of our heavy crudes primarily due to a decrease in Canadian and Venezuelan supply.

Refined Products: During 2019, 64% of our shipments were exported to the US and Asia.

•     US: The increase in the percentage of exports going to the US in 2019 as compared to 2018 was primarily the result of higher exports of ultra-low sulphur diesel (ULSD), due to greater product availability.

•     Asia: The decrease in the percentage of exports going to Asia in 2019 as compared to 2018 was primarily due to lower deliveries of fuel oil and higher sales of coke.

Prices and Spreads Performance

Table 4: Average Basket Prices and Spreads - Ecopetrol Group

USD/bl	4Q 2019	4Q 2018	∆ (%)	12M 2019	12M 2018	∆ (%)
Brent	62.4	68.6	(9.0%)	64.2	71.7	(10.5%)
Natural Gas Basket	25.3	22.2	14.0%	24.1	22.4	7.6%

Crude Oil Basket Spread	(4.7)	(10.1)	53.5%	(5.6)	(8.5)	34.1%
Crude Oil Basket	57.7	58.5	(1.4%)	58.6	63.2	(7.3%)
% Spread Crude Oil Basket vs. Brent	(7.5%)	(14.7%)	49.0%	(8.7%)	(11.8%)	26.3%

Products Basket Spread	5.1	6.0	(15.0%)	5.6	5.6	0.0%
Products Basket	67.5	74.6	(9.5%)	69.8	77.3	(9.7%)
% Spread Products Basket vs. Brent	8.2%	8.8%	(6.8%)	8.7%	7.8%	11.5%

Crude: In 2019, the sales price of the Group’s crude basket was affected by a drop of 10.5% in the Brent price as compared to 2018, largely due to the market’s pessimism regarding global economic performance, a situation primarily caused by the escalation of the trade war between the US and China, the recovery of crude oil production in Libya and an unexpected increase in US crude oil inventories.

The above situation was partially offset by an increase of 34% in the spread in the Group’s crude basket in 2019 as compared to 2018 as it reached record levels in the fourth quarter and full year 2019. This was largely due to proactive commercial management that allowed the Group to take advantage of market conditions and offer barrels in the most profitable markets. The Company continues to work towards greater stability in the quality of its export crude oils, which has allowed to improve the reliability and stability of its crude oils and positioned us as a reliable heavy crude supplier in the international market.

Refined Products: In 2019, the spread in the refined product basket versus the Brent price remained the same as that of 2018. This was largely due to better asphalt sales prices and the behavior of diesel crack that partially offset weak gasoline prices. Furthermore, there was a positive effect on the price due to the composition of the basket as more valuable products were sold in 2019 as compared to 2018.

Natural Gas: In 2019, the price per barrel equivalent increased 7.6% as compared to 2018 primarily due to the renewal of contracts resulting from the commercialization process of larger fields and incremental sales at prices higher than 2018 prices.

Ecopetrol Energía

In 2019, Ecopetrol Energía sold 1,876 GWh as a result of the services rendered to 65 commercial borders, thus becoming the fourth largest unregulated energy trader in the Colombian market. Its operation ensured the electrical supply to the Ecopetrol Group through the purchase of bilateral energy agreements, largely mitigating the effect of price volatility in the electric energy exchange.

b)   Cost of Sales

Depreciation and amortization: The 11.7% increase in depreciation and amortization in Q4 2019 as compared to the 4Q 2018, and the 9% increase in depreciation and amortization in 2019 as compared to 2018 were in each case the result of:

a)     Increased investment levels primarily due to positive results from the drilling campaign and the improvement in the asset recovery factor.

b)     An increase in the average COP to USD exchange rate, which had a positive effect on the depreciation cost of the Group's companies, which uses the US dollar as their functional currency, given the devaluation of the peso against the dollar.

c)     Higher production levels (725 mboed during 2019 as compare to 720 mboed during 2018).

d)     The above was partially offset by the greater reserves added, which translates into a lower depreciation rate.

Variable Costs: The 1.8% increase in Q4 2019 as compare to Q4 2018 was primarily due to the net effect of:

a)     Higher transport costs (COP +0.1 trillion) primarily due to activities performed to prevent the shortage of fuels in the southwest region of the country and new gas contracts for the Cusiana-Barranca.

b)     Lower costs related to the purchases of crude oil, gas and products (COP -0.1 trillion), primarily due to the net effect of:

•       The slight increase in volume purchased (COP +88 Bn, +1 mboed).

•       The decrease in the average price of domestic purchases and the imports of crude, products and gas (COP -0.5 trillion).

•       The increase in the average COP to USD exchange rate applicable to purchases (COP +0.4 trillion).

a)     Other minor effects (COP +0.2 trillion).

Variable costs increased by 9.7% for 2019 in comparison to 2018, mostly due to:

a)     Higher cost in the purchases of crude oil, gas and products (COP +2.2 trillion), due to the net effect of:

•       An increase in volumes purchased (COP +2.7 trillion, +29 mboed); primarily due to: i) increased purchases of domestic crude (+6 mboed) in new contracts, ii) diesel imports (+24 mboed) for domestic supply and, iii) lower volumes of purchases of other products and gas (-1 mboed).

•       A decrease in the average price of domestic purchases and crude products and gas imports (COP -2.9 trillion) in line with market indicators.

•       An increase in the average COP to USD exchange rate applicable to purchases (COP +2.4 trillion).

b)     Higher transport costs (COP +0.1 trillion).

c)     Other minor effects (COP +0.1 trillion).

Table 5: Domestic Purchases and Imports – Ecopetrol Group

Local Purchases - mboed	4Q 2019	4Q 2018	∆ (%)	12M 2019	12M 2018	∆ (%)
Crude Oil	195.3	160.0	22.1%	179.3	159.7	12.3%
Gas	4.5	4.2	7.1%	2.8	5.5	(49.1%)
Products	3.9	4.4	(11.4%)	3.3	3.5	(5.7%)
Diluent	1.7	2.2	(22.7%)	0.7	0.9	(22.2%)
Total	205.4	170.8	20.3%	186.1	169.6	9.7%

Imports - mboed	4Q 2019	4Q 2018	∆ (%)	12M 2019	12M 2018	∆ (%)
Crude Oil	12.8	37.5	(65.9%)	24.9	38.3	(35.0%)
Products	73.3	74.8	(2.0%)	77.3	52.2	48.1%
Diluent	45.5	53.2	(14.5%)	51.7	51.1	1.2%
Total	131.6	165.5	(20.5%)	153.9	141.6	8.7%

Total	337.0	336.3	0.2%	340.0	311.2	9.3%

Fixed costs: The decrease of 1.0% in Q4 2019 as compare to Q4 2018 due to the offsetting factors of lower maintenance costs and higher labor costs, primarily due to salary increases as compared to 2018 and an increase in personnel, which is in line with our organizational strategy.

In 2019, fixed costs increased by 8.0% as compare to 2018, as a result of the following factors:

a)     Increased maintenance, contracted services, and energy, among others, (COP +0.4 trillion) associated with increased operating activity, incremental production costs, entry into operation of new wells, greater share in fields, maintenance to the transportation system and higher electrical power rates, among others.

b)     Higher labor costs (COP +0.2 trillion) primarily due to the wage increase compared to the previous year and the increase in personnel.

c)     Higher taxes assumed (COP +0.2 trillion) mainly for VAT on gasoline and ACPM that went from being taxed at the general rate of 19% to 5%, thus limiting VAT discount on goods and services purchased.

d)     Other minor factors (COP -0.1 trillion).

c)         Operating (net of other income) and Exploration Expenses (before impairment of long-term assets)

Operating expenses (before impairment of long-term assets) for Q4 2019 decreased 44.2% as compare to the same quarter of the previous year, primarily due to:

a)     As a result of the ruling issued by the Colombian Supreme Court of Justice in October 2019, Ecopetrol increased its shareholding in Invercolsa from 43.35% to 51.88%, which represents a change in control  of that entity; therefore, Invercolsa has become an a subsidiary of Ecopetrol rather than an affiliate.

According to IFRS Regulations - Business combinations, the investment in Invercolsa must be recognized at market value and its financial statements must be consolidate into the consolidated financial statements of the Ecopetrol Business Group. This generated non-recurring income in the amount of COP +1.0 trillion, with no cash impact, from the difference between the fair value and book value of Invercolsa.

b)     Higher exploratory expenses (COP +0.2 trillion) for the write-off of exploratory activities in the Warrior, Mollerusa, CP017 and Venganza Oeste projects, which were recognized as ongoing projects in assets. The recognition of the expense of these projects was adopted after updating their financial viability, given that technical and commercial studies have been completed.

c)     Higher labor expenses, primarily due to salary increases and higher number of personnel (COP +0.1 trillion).

d)     Other operational expenses primarily related to: i) damages caused by third parties to the transport system and illegal valves and ii) an increase in social investment, among others.

Operating expenses (before impairment of long-term assets) in 2019 decreased by 18.9% (COP -0.9 trillion) as compared to 2018, primarily due to:

a)     Recognition of the non-recurring income from the difference of the fair value and the book value of Invercolsa as described above (COP 1.0 trillion).

b)     Lower exploratory expenses, primarily due to the recognition of the León well in Ecopetrol America (COP -0.6 trillion) in 2018.

The foregoing were offset by an increase in:

a)     Labor expenses associated with the benefits agreed to as part of the new Collective Labor Agreement and an increase in personnel.

b)     Social investment made by the Company, especially the connection of the Magdalena Medio - Guillermo Gaviria Bridge trunk road in Barrancabermeja.

c)     Taxes, mainly in Industry and Trade Tax (associated with higher revenues) and the 4x1,000 financial movement tax  (associated with higher cash disbursements throughout the year).

d)     Expenses due to damages to the transport system caused by third parties and illegal valves, among others.

d)   Financial Income (Non-Operating)

The 18.3% increase in financial income for the 4Q 2019 as compared to the 4Q 2018, and the 16.9% increase in financial income for 2019 as compared to 2018, were in each case primarily due to the net effect of the following

a)      Savings in financial interest of the foreign currency debt of COP 679 billion in 2019 compared to 2018 and COP 248 billion for the 4Q 2019 as compared to the 4Q 2018, primarily due to prepayments of debt in 2018.

b)      Retroactive dividends received by us in respect of Invercolsa’s profits, which were declared during the time the legal process was underway, associated with the increase in equity interest granted to Ecopetrol as a result of the favorable ruling (COP +141 billion).

The foreign exchange exposure in the valuation of the Group's net dollar position was lower than that of 2018 (COP 332 billion), primarily due to the expansion of net investment hedge accounting for foreign business in the amount of USD$930 million, associated with the funds deposited for the closing of the negotiation for the development of Unconventional in the Permian Basin signed with Oxy.

The effective tax rate for Q4 2019 was 19.9% as compared to 28.4% in Q4 2018, for 2019 the annual rate was 24.1% as compared to 36.9% in 2018. The decrease in each case was primarily due to the net effect of the following:

a)     As a result of the agreement signed with Oxy for the Permian developments, the Company expects that sufficient future taxable income will be generated in its subsidiaries located in the United States to deduct the historical tax losses of Ecopetrol America. Under IFRS regulations, it’s appropriate for a deferred tax receivable in the amount of COP 1.5 trillion, which will be gradually offset against the tax charge on future taxable profits generated.

b)     The accounting recognition of the market value of the Company’s equity interest in Invercolsa did not generate a tax charge as it did not constitute a non-fiscal revenue.

c)     A 4% decrease in the nominal tax rate established by the Colombian Financing Law (Ley de Financiamiento).

e)    Impairment of long-term assets

As a result of comparing the book value of our long-term assets with their market values under IFRS, a net impairment of long-term assets was recorded for 2019 in the amount of COP -1.748 billion before taxes (COP -1.278 billion after taxes):

•     Upstream: this segment reported an impairment in the amount of COP -1,967 billion before taxes (COP -1,452 billion net of taxes). The impairment in the upstream segment was primarily due to the decrease in the price projection for the short term.

•     Downstream: this segment reported a net impairment recovery in the amount of COP +452 billion before taxes (COP +337 billion net of taxes), of which: i) COP +911 billion corresponded to impairment recovery from previous years related to the Cartagena Refinery, derived from a lower discount rate associated with external market factors; ii) COP -225 billion associated with the Modernization Plan for the Barrancabermeja Refinery, considering the progress made in the technical alternatives analysis of possible future increases in conversion and, iii) COP -234 billion related to Bioenergy, which was generated primarily due to the decrease in availability of cane, partially offset by an improvement in the projection of the realization price of ethanol and a decrease in the discount rate.

•     Midstream: this segment reported an impairment in the amount of COP -233 billion before taxes (COP -163 billion net of taxes), associated with the South Cash Generating Unit, composed of Puerto Tumaco and the TransAndino Pipeline (OTA) and the North Generating Unit, which includes the Banadía - Ayachucho section, which is part of the Caño Limón Pipeline, which was especially affected by damages to its infrastructure attributed to attacks by third parties.

2.   Statement of Financial Situation

a)    Assets

The increase in assets in the amount of COP 9.2 trillion in 2019 as compared to 2018 was primarily due to:

a)    An increase in property, plant, equipment and natural resources (COP +7.9 trillion) as a result of : i) an increase in CAPEX of the Castilla, Rubiales and Chichimene projects, ii) an update of the abandonment costs, iii) an increase in the assets incorporated by Invercolsa as a result of the new control situation. The above was offset against the DD&A and impairment for the year.

b)    Higher deferred tax assets and current taxes (COP +3.4 trillion) as a result of: i) the activation of deferred tax in US companies, ii) an update of deferred tax in other Group companies and iii) a VAT tax discount on projects, which, as of 2019, is deductible from income tax.

c)     An increase in investments in associated companies (COP +1.4 trillion), primarily due to the recognition of the indirect shareholding in Gases del Caribe, resulting from the control situation in Invercolsa.

d)    A decrease in accounts receivable (COP -2.5 trillion) primarily due to lower accounts receivable from the Fuel Price Stabilization Fund for payments received throughout the year.

e)    A decrease in cash balance (COP -2.4 trillion). The following movements are worth mentioning: i) operating cash flow (COP +27.7 trillion), ii) outflow of funds for CAPEX (COP -14.0 trillion), iii) payment of principal and debt service (COP -3.3 trillion), iv) payment of dividends to our shareholders and minority shareholders of midstream segment subsidiaries (COP -13.9 trillion), and v) positive effect due to the devaluation of the Colombian peso against the USD dollar, and other returns (COP +1.1 trillion).

f)      Other minor movements (COP +1 trillion).

Table 6: Cash Position – Ecopetrol Group

Billion (COP)	4Q 2019	4Q 2018	12M 2019	12M 2018
Initial cash and cash equivalents	9,061	7,119	6,312	7,946
(+) Cash flow from operations	7,349	4,524	27,712	22,392
(-) CAPEX	(6,624)	(3,348)	(13,979)	(8,461)
(+/-) Investment portfolio movement	1,675	3,532	3,117	(843)
(+) Other investment activities	615	318	826	662
(-) Borrowings and interest payments	(1,041)	(6,108)	(3,303)	(11,363)
(-) Dividend payments	(3,810)	(141)	(13,867)	(4,428)
(+/-) Exchange difference (cash impact)	(149)	416	258	407
Final cash and cash equivalents	7,076	6,312	7,076	6,312
Investment portfolio	4,979	8,148	4,979	8,148
Total cash	12,055	14,460	12,055	14,460

Note: Cash represents available funds in cash or cash equivalents, as well as investments in financial securities, independent of their maturity.

The 2019 year-end cash position consisted of 52% in dollars and 48% in Colombian pesos.

b)   Liabilities and Equity

The increase in total liabilities for 2019 (COP +8.2 trillion) as compared to 2018 was primarily the result of:

a)    An increase in employee benefits provisions (COP +2.9 trillion) mostly as a result of the actuarial update of pension liabilities, which reported an increase primarily due to the decrease in the discount rate used in the valuation.

b)    An increase in provisions and contingencies (COP +2.1 trillion), mainly in abandonment costs due to adjustments in dismantling rates, as a result of the devaluation of the Colombian peso as compared to the dollar and a lower discount rate.

c)     An increase in accounts payable (COP +1.7 trillion) in line with an increase in operational activity during the year.

d)    Higher taxes payable (COP +0.8 trillion), mainly in income taxes, largely due to an increase in profit from 2019 as compared to 2018.

e)    Other minor changes in our liabilities (COP +0.7 trillion).

The 2% increase in equity is the result of the combined effect of: i) an increase in annual profits, ii) an increase in non-controlling interests as a result of the control position over Invercolsa; the aforementioned being offset by an update of the actuarial calculation of employee benefits and dividend payments during the year 2019.

3.   Inorganic Growth

Joint Venture with Occidental Petroleum Corporation

In July 2019, the Joint Venture (JV) with Occidental Petroleum Corp. was announced for the execution of a joint plan for the development of Unconventional Deposits in the Permian Midland Basin located in the state of Texas (USA), which had its formal kick-off on November 13, 2019, with the closing of the transaction.

This partnership marks a milestone in the more than 40-year relationship between the two companies. Occidental has a 51% share in the JV and contributes its experience as operator and approximately 97,000 acres for development in an area with high hydrocarbon potential located in the Permian Midland. Ecopetrol owns the 49% share after an initial payment of 50% at the close of the transaction, with the remaining 50% to be paid during the carry period (deferred investment over time in activities contemplated within the development plan during the next 3 to 4 years). During the carry period, Ecopetrol will pay 75% of Occidental's share in the JV's investments.

The JV allowed Ecopetrol to incorporate proven reserves (1P) for 163.6 million barrels of oil equivalent. In turn, the JV closed 2019 with 4 wells operating online, achieving the first oil shortly after closing the transaction. By 2020, 4 drills will be in operation, allowing for the drilling of 80 to 90 wells and implementing the operation of approximately 40 to 50 wells. Through this activity, in 2020 Ecopetrol expects to reach a net average production between 7,000 and 9,000 boed (barrels of oil equivalent per day).

This operation will contribute to portfolio diversification given the incorporation of short-cycle assets, in which production is reached within a very short period of time between the start of activities and extraction. It also allows for an increase in the share of light crudes, close to 40 degrees API in average, to balance the production matrix of the Ecopetrol Group, which is currently comprised mostly by heavy crudes.

In order for the JV to attain value generation objectives, our new subsidiary for unconventional operations in the US has appointed Cesar Álvarez as President of ECP Permian LLC. Mr. Álvarez is a petroleum engineer with extensive experience in managing this type of partnerships in unconventional basins in the US, as well as in knowledge transfer programs.

The beginning of the knowledge transfer program is worth highlighting; the first secondees to OXY operations will be deployed during the first quarter of the year.

Acquisition of 30% of the Gato do Mato discovery

Ecopetrol Óleo e Gás do Brasil Ltda. signed an agreement with Shell Brasil Petróleo Ltda. to acquire 30% of the interests, rights and obligations in two areas corresponding to the BM-S-54 Concession Agreement and the Sul de Gato do Mato shared production agreement, located offshore in Brazil’s Pre-Salt Santos basin, one of the areas with the greatest potential for hydrocarbons in the world, where a hydrocarbons deposit known as “Gato do Mato” was discovered.

According to Ecopetrol estimates, the Company could acquire approximately 90 million barrels of crude oil in contingent resources as of 2020, which will be gradually added to its balance of reserves. Ecopetrol also estimates that its share of production could reach nearly 20 thousand barrels per day of crude oil in 2025. This transaction is aligned with the Company’s capital discipline and sustainable growth in reserves and production strategy. The share in Gato do Mato will be an important addition to the Pau-Brasil and Saturno blocks included in Ecopetrol’s exploration portfolio. Through this agreement, Ecopetrol strengthens its strategic position in the Santos basin in Brazil.

The agreement signed by Ecopetrol Óleo e Gás do Brasil Ltda. and Shell Brasil Petróleo Ltda. is undergoing the respective approval process by Brazil's Ministry of Mines and Energy, and its National Agency of Petroleum, Natural Gas and Biofuels.

Preliminary Agreement for the acquisition of fields in La Guajira

On November 22, 2019, our subsidiary Hocol signed an agreement with Chevron Petroleum Company to acquire its share in the Chuchupa and Ballena fields located in the department of La Guajira. These fields are operated by Chevron through the Guajira Association Agreement (57% is owned by Ecopetrol and 43% by Chevron). Under the terms of the agreement, Hocol will acquire Chevron's share (43%), and will assume the position of operator. This transaction is subject to approval by the Superintendence of Industry and Commerce (SIC).

4.   Results by Business Segment

A. UPSTREAM

Reserves

By the end of 2019, Ecopetrol Group’s net proven reserves totalled 1,893 million barrels of oil equivalent (mboe). The reserve replacement ratio was 169%, with an average reserve life equivalent to 7.8 years. 89% of the total proven reserves balance is located in Colombia, with a significant share of assets located in the United States (10%).

During 2019, Ecopetrol Group added 408 mboe of proven reserves, which represented a 33% growth compared to the 2018 reserve’s incorporation. Total cumulative production for the year amounted to 242 million barrels of oil equivalent. Of the total reserves balance, 73% is crude and 27% is gas.

As a result of the Joint Venture between Ecopetrol and Occidental Petroleum Corp., 164 mboe of proven reserves were incorporated in 2019. Likewise, 264 million barrels of oil equivalent were the result of technical management and economic optimization of assets, of which 67 mboe corresponds to extensions and discoveries.

Reserves were estimated based on the U.S. Securities and Exchange Commission’s (SEC) standards and methods. 99% of reserves were certified by five recognized independent specialty firms (Ryder Scott Company, DeGolyer and MacNaughton, Gaffney, Cline & Associates, Sproule International Limited and Neatherland Sewell & Associates). The SEC price used for the 2019 valuation of reserves was US$63 per Brent barrel, as compared to US$72.2 in 2018.

The increase in reserves obtained during 2019 is an essential pillar of the Ecopetrol Group’s strategy to ensure long term sustainability.

Table 7: Reserves – Ecopetrol Group

mboe	2016	2017	2018	2019
Initial Proven Reserves	1,849	1,598	1,659	1,727
Revisions	(54)	174	121	83
Enhanced Recovery	11	73	129	94
Purchases	0	4	0	164
Extensions and Recoveries	27	44	57	67
Production	(235)	(234)	(239)	(242)
Proven Reserves Year End	1,598	1,659	1,727	1,893

Exploration

During 2019 the Company drilled 20 wells in Colombia, exceeding its goal of 12 wells for the year, representing a geological success rate of 40%. This highlights a greater deployment of exploratory activity, whereby approximately 150 mboe in resources discovered for appraisal were incorporated, leveraging a future increase in reserves of the Business Group.

During Q4 2019, the Company completed the drilling of 7 exploratory wells, of which 3 are under evaluation and 2 wells were successful:

a)     Esox-1, located in the deep waters of the Gulf of Mexico (US), is operated by Hess, which holds a 57.14% stake, in association with Chevron which holds a 21.43% stake and Ecopetrol América which holds the remaining 21.43%. This discovery is located approximately 10 kilometres from the Tubular Bells production facilities, which will allow production to begin during the first quarter of 2020.

b)     Our subsidiary Hocol drilled the Bullerengue-3 well located in the SSJN-1 block, operated by Lewis Energy, which holds a 50% stake, with Hocol holding the other 50%. The presence of gas was confirmed in the Northern area of Colombia.

The successful results of the exploration strategy in Near Field Exploration areas, allowed for the addition of more than one million barrels of accumulated crude oil in extensive tests, which were added to Ecopetrol's production.

The Jasper, Andina and Cosecha discoveries are under commercial evaluation. On the other hand, Bullerengue-3, Flamencos-1 and Boranda are in the appraisal phase and the drilling of 4 appraisal wells is planned for 2020.

An important milestone for the development of the Colombian offshore is the agreement signed between Ecopetrol S.A. and Shell, whereby Shell will acquire a 50% stake in the Fuerte Sur, Purple Angel and COL-5 blocks, located in the deep waters of the Colombian Caribbean Sea. The allocation of interests to Shell is subject to approval of the assignment by the National Hydrocarbons Agency (ANH).

Following the commercial agreement, Shell will assume the operation of the blocks, an appraisal well will be drilled in the area by year-end 2021, as well as the completion of the first production test, once the respective approvals of the authorities are processed. In the event these activities are positive, the discoveries could be developed and thus expand domestic gas supply in the medium term.

During the last quarter, four new assets were incorporated into the Colombian onshore as a result of the ANH's area allocation process (PPAA): two blocks for Ecopetrol S.A. (LLA 119, LLA 122) and two blocks for Hocol (LLA 100, LLA 124). In summary, during 2019, stake in 10 new blocks was acquired in Colombia, of which three blocks were allocated to Ecopetrol S.A. (one offshore and two onshore blocks) and 7 onshore blocks were allocated to Hocol, Ecopetrol’s subsidiary.

On an international level, 4 new blocks were acquired in highly prospective areas, with the aim of diversifying Ecopetrol Group’s exploration portfolio. The subsidiary, Ecopetrol América LLC, acquired a 31.5% stake in the MC-904 block and a 21.43% stake in the MC-726 block. In the latter, the Esox-1 discovery well was drilled, and light oil in the deep waters of the Gulf of Mexico was successfully discovered. Additionally, 30% of the rights and obligations of 2 blocks in Brazil were acquired; these include the Gato do Mato discovery, which is located offshore in the Santos basin, thus consolidating Ecopterol’s exploratory position in one of the most attractive basins with the greatest potential of the Brazilian pre-salt.

Continuing with domestic seismic acquisition activities, Ecopetrol concluded the marine seismic acquisition (2000 km2 3D) in deep waters in the COL-5 block, located offshore in the Colombian Caribbean, about 100 kilometers away from the Gulf of Morrosquillo. This information will allow Ecopetrol to expand and strengthen its exploration portfolio in the southern Colombian Caribbean. On the other hand, Parex acquired 174 km2 of 3D seismic information in the Fortuna Association Contract. Additionally, seismic information was purchased in Putumayo (969 km2 of 3D seismic) and the Llanos Orientales (402 km2 of 3D seismic).

On an international level, our Brazilians subsidiary purchased 20,934 km2 of 3D seismic and 2,660 km3 of 2D seismic, with the purpose of assessing the prospects of the Campos and Santos basins, the Pau Brasil prospectus and participation in the ANP rounds. Furthermore, our Mexican subsidiary rented 88,015 km2 of the 3D Campeche Regional seismic program.

Table 8: Detail of Exploratory Wells – Ecopetrol Group

#	Quarter	Name	Initial Well Classification (Lahee)	Block	Name	Operator/Partner	Status	TD Date
1	First	Jaspe-8	A1	Quifa	Llanos Orientales	Frontera (70%) ECP (30%)	Successful	January 14 / 2019
2	First	Cira 7000 ST	A2C	La Cira Infantas	Valle Medio del Magdalena	OXY (52%) ECP (48%)	Dry	January 27 / 2019
3	First	Provenza-1	A3	CPO-8	Llanos Orientales	ECP (100%)	Dry	March 5 / 2019
4	First	Mamey West-1	A2C	Samán	Valle Inferior del Magdalena	Hocol (100%)	Dry	March 5/ 2019
5	Second	Andina Norte-1	A3	Capachos	Llanos Orientales	Parex (50%) ECP (50%)	Successful	May 3 / 2019
6	Second	Pastora Sur-1	A3	Chipiron	Llanos Orientales	OXY (70%) ECP /30%)	Dry	May 19 / 2019
7	Segundo	Boranda-2 ST	A1	Playón	Valle Medio del Magdalena	Parex (50%) ECP (50%)	Successful	May 21 / 2019
8	Second	Cosecha CW-01	A3	Cosecha	Llanos Orientales	OXY (70%) ECP /30%)	Dry	May 26 / 2019
9	Second	Cosecha CW-01-ST-1	A3	Cosecha	Llanos Orientales	OXY (70%) ECP (30%)	Successful	June 09 / 2019
10	Second	Habanero-1	A3	Fortuna	Valle Medio del Magdalena	Parex (80%) ECP (20%)	Dry	June 11 / 2019
11	Third	Bullerengue SW-1	A1	SSJN-1	Sinu-San Jacinto	Lewis (50%) Hocol (50%)	Under Evaluation	August 04 / 2019
12	Third	Boranda-3	A2B	Playón	Valle Medio del Magdalena	Parex (50%) ECP (50%)	Successful	August 26 / 2019
13	Third	Flamencos-1	A3	VMM	Valle Medio del Magdalena	ECP (100%)	Successful	August 27 / 2019
14	Fourth	Bullerengue-3	A2A	SSJN-1	Sinú-San Jacinto	Lewis (50%) Hocol (50%)	Successful	October 13 / 2019
15	Fourth	Esox-1	A3	Block 726 GoM	Mississippi Canyon	Hess Corporation (57,14%) Chevron (21,43%) EA (21,43%)	Successful	October 29 / 2019
16	Fourth	Merecumbe-1	A3	SSJN-1	Sinú-San Jacinto	Lewis (50%) Hocol (50%)	Under Evaluation	November 22 / 2019
17	Fourth	Venganza Oeste-1	A3	Espinal	Valle Superior del Magdalena	Hocol (100%)	Dry	December 1 / 2019
18	Fourth	Santa Barbara-1	A3	Las Monas	Valle Medio del Magdalena	Petrosantander (70%) ECP (30%)	Dry	December 6 / 2019
19	Fourth	Caño Limon Deep	A3	Chipiron	Llanos Orientales	OXY (70%) ECP (30%)	Dry	December 18 / 2019
20	Fourth	Aguas Blancas-11	A1	Aguas Blancas	Valle Medio del Magdalena	Parex (60%) ECP (40%)	Under Evaluation	December 26 / 2019

Production

By year-end 2019, production of the Ecopetrol Group amounted to 725 mboed, an increase of 5 mboed as compared to 2018, which is in line with the proposed target for the year. This growth is primarily due to the positive results in the Akacias, Yarigui, Caño Sur, Rubiales, and Chichimene fields, the greater commercialization of gas, mostly from the Cupiagua and Floreña fields and the entry into operation of the Cupiagua LPG Plant.

During Q4 2019, production amounted to 730 mboed, with this being the quarter with the highest production level. As compared to Q4 2018, production decreased by 0.5%, primarily due to the lower participation in association contracts given the lower price of crude oil as compared to the same period of the previous year (-5.3 mboed).

During Q4 2019, Ecopetrol Group subsidiaries contributed 59.6 mboed, or 8.2% of the total production volume. As compared to Q4 2018, there was a decrease of 1.9 mboed, primarily due to work done in Ecopetrol America LLC’s K2 block and an increased decline rate in the Savia fields.

By year-end, 606 development wells were drilled and completed (including 3 dual wells), 12% more than those reported in 2018. Furthermore, during 2019 an average of 40 rigs were in operation.

Table 9: Gross Production - Ecopetrol Group

Production - mboed	4Q 2019	4Q 2018	∆ (%)	12M 2019	12M 2018	∆ (%)
Crude Oil	547.2	557.9	(1.9%)	547.9	548.7	(0.1%)
Natural Gas	123.0	114.0	7.9%	116.7	112.5	3.7%
Total Ecopetrol S.A.	670.2	671.9	(0.3%)	664.6	661.2	0.5%
Crude Oil	20.5	20.8	(1.4%)	20.7	20.7	0.0%
Natural Gas	9.0	8.4	7.1%	8.7	7.5	16.0%
Total Hocol	29.5	29.2	1.0%	29.4	28.2	4.3%
Crude Oil	7.4	8.6	(14.0%)	7.9	9.0	(12.2%)
Natural Gas	5.0	5.2	(3.8%)	5.0	5.0	0.0%
Total Equion**	12.4	13.8	(10.1%)	12.9	14.0	(7.9%)
Crude Oil	3.4	3.7	(8.1%)	3.5	3.9	(10.3%)
Natural Gas	1.1	1.3	(15.4%)	1.2	1.1	9.1%
Total Savia**	4.5	5.0	(10.0%)	4.7	5.0	(6.0%)
Crude Oil	11.4	11.5	(0.9%)	11.4	10.2	11.8%
Natural Gas	1.8	2.0	(10.0%)	1.8	1.8	0.0%
Total Ecopetrol America	13.2	13.5	(2.2%)	13.2	12.0	10.0%
Crude Oil	589.8	602.5	(2.1%)	591.5	592.5	(0.2%)
Natural Gas	140.0	130.9	7.0%	133.5	127.9	4.4%
Total Ecopetrol Group	729.8	733.4	(0.5%)	724.8	720.4	0.6%

**Equión and Savia were included in the Financial Statements through the equity method.

Note: Gross production includes royalties and is weighted by Ecopetrol’s share in each company.

 Gas production includes white products. This does not include information on the Permian operation.

Recovery Factor Enhancement Program

In 2019, the recovery enhancement program, one of the pillars on which reserves and production growth for the Ecopetrol Group is based, contributed 30% of the total daily production, equivalent to 219 mboed. It also contributed 94 mbpe to the incorporation of proven yearly reserves. This result was mainly due to the execution of pilots and recovery projects, of which the water injection project in the Yariguí, La Cira Infantas and Chichimene fields stand out.

In line with the strategy, during 2019, polymer injection tertiary developments began in the Dina field, in addition to 4 new pilots: three water injection projects in Provincia, Tisquirama and Nutria and one air injection project in Chichimene.

Currently, there are 15 pilots in the evaluation stage and 20 projects in the maturation process for a possible expansion, mainly in non-thermal recovery (water injection and enhanced water injection).

Table 10: Recovery Pilot Projects - Ecopetrol Group

Technology	Under Evaluation	Maturation Stage*
Non Thermal	14	18
Water Injection	8	10
Optimized Water Injection	-	1
CEOR**	4	4
Gas Injection	2	3
Thermal	1	2
Steam Injection	-	2
Air Injection	1	-
Total	15	20

*Corresponds to revision/maturation projects for Technology Expansion

** Enhanced water injection technology

Lifting and Dilution Costs

Table 11: Lifting and Dilution Costs - Ecopetrol Group

USD/Bl	4Q 2019	4Q 2018	∆ (%)	12M 2019	12M 2018	∆ (%)	% USD
Lifting Cost*	7.93	9.22	(14.0%)	8.56	8.66	(1.2%)	15.8%
Dilution Cost**	3.58	4.60	(22.2%)	4.12	4.50	(8.4%)	100.0%

* Calculated based on barrels produced, exempt of royalties ** Calculated based on barrels sold

The decrease of 0.10 USD/ bl was reported in the lifting cost for 2019 as compared to 2018, primarily as a result of the following:

Exchange rate effect (-0.94 USD / bl): Higher COP to USD exchange rate of +324.7 when restating costs in Colombian pesos to US dollars.

Cost effect (+0.92 USD / bl):

a)     An Increase in the cost of energy, primarily due to: i) an increase of approximately 12% in the tariff for lower supply of hydraulic energy and an increase in unit gas costs; and ii) an increase in the number of wells and fluids partially mitigated by consumption energy efficiencies.

b)     An Increase in subsoil maintenance, primarily due to: i) an increase in the number of higher complexity interventions; ii) an increase in tariffs due to the exchange rate; and iii) higher labor and operation support costs.

c)     An Increase in contracted association services.

Volume effect (-0.08 USD / bl): Lower cost due to increased production as compare to 2018.

Dilution Cost

A decrease in our dilution cost unit in 2019 as compared to 2018 was primarily due to: i) a 0.61% decrease in the dilution factor (14.20% in 2019 as compared to 14.81% in 2018), ii) a decrease in our purchases of naphtha

(-10 usd/bl) used for the dilution process and iii) the continuity of the diluent optimization strategy with crude oil transport at maximum viscosity.

Financial Results for the Segment

Table 12: Profit and Loss Statement– Upstream

Billion (COP)	4Q 2019	4Q 2018	∆ ($)	∆ (%)	12M 2019	12M 2018	∆ ($)	∆ (%)
Total revenue	13,638	12,935	703	5.4%	52,026	49,589	2,437	4.9%
Depreciation, amortization and depletion	1,414	1,250	164	13.1%	5,702	5,211	491	9.4%
Variable costs	6,143	5,066	1,077	21.3%	21,274	18,312	2,962	16.2%
Fixed costs	2,279	2,537	(258)	(10.2%)	9,383	8,701	682	7.8%
Total cost of sales	9,836	8,853	983	11.1%	36,359	32,224	4,135	12.8%
Gross income	3,802	4,082	(280)	(6.9%)	15,667	17,365	(1,698)	(9.8%)
Operating and exploratory expenses	1,096	848	248	29.2%	2,711	3,020	(309)	(10.2%)
Operating income	2,706	3,234	(528)	(16.3%)	12,956	14,345	(1,389)	(9.7%)
Financial result, net	(269)	590	(859)	(145.6%)	(583)	(70)	(513)	732.9%
Share of profit of companies	61	(91)	152	(167.0%)	215	124	91	73.4%
Income before income tax	2,498	3,733	(1,235)	(33.1%)	12,588	14,399	(1,811)	(12.6%)
Provision for income tax	1,096	(1,590)	2,686	(168.9%)	(2,269)	(5,691)	3,422	(60.1%)
Net income consolidated	3,594	2,143	1,451	67.7%	10,319	8,708	1,611	18.5%
Non-controlling interest	18	18	0	0.0%	63	62	1	1.6%
Net income attributable to owners of Ecopetrol before impairment	3,612	2,161	1,451	67.1%	10,382	8,770	1,612	18.4%
Impairment	(1,966)	736	(2,702)	(367.1%)	(1,967)	807	(2,774)	(343.7%)
Deferred tax of impairment	515	(116)	631	(544.0%)	515	(138)	653	(473.2%)
Net income attributable to owners of Ecopetrol	2,161	2,781	(620)	(22.3%)	8,930	9,439	(509)	(5.4%)

EBITDA	4,435	4,507	(72)	(1.6%)	19,413	20,110	(697)	(3.5%)
EBITDA Margin	32.5%	34.8%	-	(2.3%)	37.3%	40.6%	-	(3.2%)

As set forth in the table above, fourth quarter and year-end 2019 revenues for the Upstream segment increased as compared to the same periods in the previous year, mainly due to: i) a higher devaluation of the Colombian peso against the US dollar, ii) the strengthening of the crude oil spread versus Brent price, iii) and greater availability of crude oil for sale due to higher production volumes, new purchase contracts with third parties and higher gas sales. The aforementioned factors offset the lower prices of the weighted average basket of crude oil.

Fourth quarter and year-end 2019 costs of sales increased as compared to the same periods in 2018 mainly as a result of:

•       Increased purchases of crude oil primarily due to new commercial agreements with third parties and the effect of a higher average COP/USD exchange rate on purchases.

•       Increased midstream costs associated with i) a greater volume of crude oil transported through the pipelines, ii) an increase in the fees for the main pipeline systems, and iii) an increase in the average COP/USD exchange rate.

•       Increased energy costs (higher market rates), maintenance, fluid treatment and additional activities to ensure well integrity. In the Q4 2019 there was a decrease in the subsurface maintenance activities.

•       Increased volume of naphtha purchases primarily due to evaporation loss control in Chichimene and Castilla offset with lower dilution cost.

Fourth quarter and year-end 2019 operational expenses (before impairment) increased as compared to the same periods of the previous years, primarily due to abandonment costs of non-productive wells, and an increase in community assistance and support costs.

Year-end 2019 exploratory expenses decreased as compared to 2018 primarily due to the recognition of the expense for exploratory activities in the Leon 1 and 2 wells, owned by Ecopetrol America LLC. During the fourth quarter of 2019 the following noteworthy events occurred: exploratory activities for the Warrior, Mollerusa, CP017 and Venganza Oeste projects were written off, which had been previously recognized as ongoing projects in assets, as well as a greater offshore seismic for the COL05 block.

The net (non-operating) financial result for 2019 as compared to 2018 reflects the effect of greater exchange exposure due to the devaluation of the Colombia peso against the US dollar and its effect on the net dollar position of the segment, partially offset by saving in interest paid on debts given the prepayments made in 2018.

c)    MIDSTREAM

Table 13: Transported Volumes – Midstream

mbd	4Q 2019	4Q 2018	∆ (%)	12M 2019	12M 2018	∆ (%)
Crude Oil	878.5	856.7	2.5%	877.7	836.2	5.0%
Products	283.2	271.4	4.3%	275.3	273.4	0.7%
Total	1,161.7	1,128.1	3.0%	1,153.0	1,109.6	3.9%

Crude: The transported volumes of crude increased in 2019 as compared to 2018 as a result of: i) an upsurge of country production, mainly by third parties; ii) the execution of commercial and operational strategy in the Monterrey Unloading Station; iii) the capture of volumes previously transported by tanker trucks; iv) the initiation of crude transport from the Acordionero field; v) an increase in demand from the Barrancabermeja refinery for Castilla crude.

In 2019, an average of 134 mbd was transported in order to supply the Cartagena Refinery with local crudes (+17 mbd in 2019 as compare to 2018). Additionally, the historical record of Ocensa's annual pumping of 664 mbd stands out.

In 2019, the pipeline network continued suffering from impacts attributable to third parties. During the year, there were a total of 72 attacks on the infrastructure, 31.4% less than in 2018. Alternatively, interventions by means of illicit valves to pilfer oil increased in 2019 by 18% for crude and 16% for refined product, totaled 1,306 illicit valves in 2019.

During 2019, 46 reversal cycles were performed, evacuating a total volume of 11.5 million barrels as compared to 53 cycles evacuating 12.6 million barrels in 2018. Approximately 78% of the transported oil volume is owned by the Ecopetrol Group.

Refined Products: In 2019, the volumes of refined products transported were in line with those of 2018, mainly due to: i) a greater volume transported in the Cartagena - Baranoa segment; ii) increased fuel demand in border areas; iii ) higher volumes in Galán- Bucaramanga; all which serve to offset the iv) decreased volumes transported in 2019 in the Galán - Sebastopol 12” and 16” corridor, primarily due to the planned shutdown of the Barrancabermeja Refinery, and v) product entry through Buenaventura due to the redesign of the supply chain.

In order to ensure the safe and efficient transport operation of refined products to the west of the country, we highlight the following milestones during 2019: i) commissioning of the Chinchiná-Pereira bypass of the Salgar – Cartago – Yumbo polyduct, to avoid geotechnics risk. Likewise, the installation of flexible pipeline in the Copacabana sector of the Sebastopol-Yumbo polyduct to mitigate the landslide integrity risk.

In October 2019, the Cartagena - Baranoa polyduct reached an annual record high of 27 mbd of transported volume, evacuating on average 23 mbd from the Cartagena Refinery in 2019, which represents an increase of 11% as compare to 2018. Ecopetrol products comprised 33% of the volume transported through polyducts.

Tariffs Update: At the end of the second quarter of 2019, the Colombian Ministry of Mines and Energy issued resolutions whereby it established the new pipeline transport fees, effective from July 2019 until June 30, 2023. As a result of the negotiation process and/or implementation of the new fee methodology, a moderate increase in the average transport fee were reported for the segment.

Cost per Barrel Transported

Table 14: Cost per Barrel Transported – Midstream

USD/Bl	4Q 2019	4Q 2018	∆ (%)	12M 2019	12M 2018	∆ (%)	% USD
Cost per Transported Barrel	4.06	3.72	9.1%	3.29	3.33	(1.2%)	0.0%

* Includes Barrancabermeja, Cartagena and Esenttia refineries

The cost per barrel transported decreased by 0.04 USD/bl in 2019 in comparison to 2018, primarily as a result of the net effect of the following:

Cost Effect (+0.41 USD/bl):

a)     Additional costs and expenses to address third party impacts/attacks.

b)     Greater depreciation resulting from updating the useful life of the infrastructure.

c)     Greater resources allocated to maintenance due to the transition from contract ending in 2018 and contracts beginning in 2019.

d)     Increase in regulated electricity rates.

 Volume Effect (-0.11 USD/bl): Lower cost per barrel for additional volumes transported (+3.9%) as compared to 2018 associated to: i) the execution of commercial and operational strategy in the Monterrey Unloading Station, ii) the capture of volumes previously transported by tanker trucks, iii) the initiation of crude transport from the Acordionero field; iv) an increase in demand from the Barrancabermeja refinery for Castilla crude.

Exchange Rate Effect (-0.34 USD/bl): Higher COP/USD exchange rate of  COP +324.7  when restating costs in Colombian pesos to US dollars.

Financial Results for the Segment

Table 15: Profit and Loss Statement – Midstream

Billion (COP)	4Q 2019	4Q 2018	∆ ($)	∆ (%)	12M 2019	12M 2018	∆ ($)	∆ (%)
Total revenue	3,351	3,184	167	5.2%	13,071	11,354	1,717	15.1%
Depreciation, amortization and depletion	345	298	47	15.8%	1,263	1,145	118	10.3%
Variable costs	178	156	22	14.1%	698	597	101	16.9%
Fixed costs	646	566	80	14.1%	1,777	1,660	117	7.0%
Total cost of sales	1,169	1,020	149	14.6%	3,738	3,402	336	9.9%
Gross income	2,182	2,164	18	0.8%	9,333	7,952	1,381	17.4%
Operating expenses	344	175	169	96.6%	733	465	268	57.6%
Operating income	1,838	1,989	(151)	(7.6%)	8,600	7,487	1,113	14.9%
Financial result, net	(146)	74	(220)	(297.3%)	(100)	(275)	175	(63.6%)
Share of profit of companies	(1)	2	(3)	(150.0%)	0	3	(3)	(100.0%)
Income before income tax	1,691	2,065	(374)	(18.1%)	8,500	7,215	1,285	17.8%
Provision for income tax	(561)	(675)	114	(16.9%)	(2,816)	(2,621)	(195)	7.4%
Net income consolidated	1,130	1,390	(260)	(18.7%)	5,684	4,594	1,090	23.7%
Non-controlling interest	(325)	(314)	(11)	3.5%	(1,303)	(1,042)	(261)	25.0%
Net income attributable to owners of Ecopetrol before impairment	805	1,076	(271)	(25.2%)	4,381	3,552	829	23.3%
Impairment	(233)	(170)	(63)	37.1%	(233)	(170)	(63)	37.1%
Deferred tax of impairment	70	50	20	40.0%	70	51	19	37.3%
Net income attributable to owners of Ecopetrol	642	956	(314)	(32.8%)	4,218	3,433	785	22.9%

EBITDA	2,223	2,307	(84)	(3.6%)	10,017	8,731	1,286	14.7%
EBITDA Margin	66.3%	72.5%	-	(6.2%)	76.6%	76.9%	-	(0.3%)

As set forth in the table above, 2019 revenue for the Midstream and Logistics segment increased as compared to 2018 and Q4 2018 mainly due to: i) higher transported volumes; ii) an increase in industrial services, primarily as a result of the commercial management carried out in the unloading and dilution facilities; and, iii) a higher average exchange rate positively impacting revenue.

2019 cost of sales increased as compared to 2018 primarily as a result of: i) an increase in the consumption of materials and supplies to transport service, in line with the increase in transported volumes; ii) an increase in energy costs consistent with the increase in market rates; iii) an increase in maintenance; and (iv) an increase in depreciation and amortization caused mainly by the change in the useful lives of certain systems revised in 2018. Furthermore, in the Q4 2019 operating costs increased as a result of to the execution of activities in Ocensa for the TLU-2 port concession in Coveñas (according to CINIIF-12).

2019 operating expense (before the impairment of long-term assets) increased as compared to 2018 primarily as a result of the combined effect of: i) the recognition of non-recurring income from the ruling in favor of Ocensa due to a litigation related to the fill-up-line in the transportation system (COP 161 billion); and (ii) higher expenses associated with emergency operations and affectations caused by third party attacks to the transportation system.

2019 financial results (non-operational) increased as compared to 2018, primarily as a result of the recognition of interests associated to the ruling in favor of Ocensa due to a litigation related to the fill-up-line in the transportation system (COP 79 billion), which offset higher expenses due to the higher COP/USD exchange rate given the segment’s high exposure.

C. DOWNSTREAM

In 2019, the downstream segment maintained stable operations and positive operational performance as a result of the continued optimization of the feedstock in both refineries and comprehensive asset management, reaching an annual combined throughput of 374 mbd, in line with the annual target. The greater synergies between the refineries and transport systems of the Ecopetrol Group are noteworthy, which resulted in the delivery of cleaner fuels. In December, the diesel distributed in Colombia had an average sulfur content of 11 ppm and gasoline 95 ppm, which are below those required by current regulation.

Cartagena Refinery

The throughput for the Cartagena Refinery during 2019 was at 155 mbod, the highest yearly throughput for the refinery since its entry into operation. In the Q4 2019 the refinery reached a throughput of 155.5 mbod, with a record 92% share of domestic crude in the feedstock, as compared with 77% in the 4Q 2018.

During Q4 2019, the utilization rate had better performance as compared to the same quarter of 2018 and Q3 2019, primarily as a result of operational normality and overcoming of unscheduled operational events in the Alkylation Unit.

The gross refining margin showed an increase of 16.5% during Q4 2019 as compared to Q4 2018, mainly due to the positive effect of a higher yield in diesel production, together with the lower cost of the feedstock due to greater percentage of domestic crudes.

For year-end 2019, there was a 16.4% decrease in the gross refining margin as compared to 2018, mainly due to the performance of the naphtha and gasoline prices in the international markets, decreasing their margin versus 2018 (-5.3, and -0.3 USD/bl respectively), together with the strengthening of heavy crude prices, which had the effect of increasing the cost of the feedstock, despite the increase in the volume of domestic crudes.

Table 16: Throughput, Utilization Rate, Production and Refining Margin - Cartagena Refinery

Cartagena Refinery	4Q 2019	4Q 2018	∆ (%)	12M 2019	12M 2018	∆ (%)
Throughput* (mbod)	155.5	150.2	3.5%	155.0	151.3	2.4%
Utilization Factor (%)	90.9%	89.5%	1.6%	87.4%	89.4%	(2.3%)
Production (mbod)	150.0	145.6	3.0%	149.5	146.8	1.8%
Gross Margin (USD/Bl)	10.6	9.1	16.5%	9.2	11.0	(16.4%)

* Corresponds to volumes actually loaded, not those received

Barrancabermeja Refinery

During Q4 2019, the refinery’s throughput level was 221.8 mbod, lower than that for the Q4 2018, primarily as a result of the reduced availability of intermediate and light crudes.

In the Q4 2019, the refinery’s operational stability allowed for the utilization rate to increase by 3.7% as compared to the 4Q 2018.

The gross refining margin decreased in 2019 as compare to 2018, mainly as a result the strengthening of medium and heavy crude prices, and the lower price of products, in line with the performance of the international market. The gross margin of Q4 2019 was impacted by a noticeable weakening of the fuel oil margin (-15.4 USD/bl) in international markets.

Table 17: Throughput, Utilization Rate, Production and Refining Margin - Barrancabermeja Refinery

Barrancabermeja Refinery	4Q 2019	4Q 2018	∆ (%)	12M 2019	12M 2018	∆ (%)
Throughput* (mbod)	221.8	228.9	(3.1%)	218.6	221.9	(1.5%)
Utilization Factor (%)	84.3%	81.3%	3.7%	82.8%	85.0%	(2.6%)
Production (mbod)	226.0	230.7	(2.0%)	221.6	224.4	(1.2%)
Gross Margin (USD/Bl)	10.0	11.1	(9.9%)	10.6	11.8	(10.2%)

* Corresponds to volumes actually loaded, not those received

Refining Cash Cost

Table 18: Refining Cash Cost * - Downstream

USD/Bl	4Q 2019	4Q 2018	∆ (%)	12M 2019	12M 2018	∆ (%)	% USD
Refining Cash Cost	5.30	4.78	10.9%	4.75	4.81	(1.2%)	13.0%

* Includes Barrancabermeja, Cartagena and Esenttia refineries

The decrease of 0.06 USD/bl in the refining cash cost in 2019 as compared to 2018 is explained by:

Cost Effect (+0.43 USD/bl):  Higher gas transportation costs.

Volume Effect (-0.01 USD/bl): Lower cost due to greater throughput in the Cartagena refinery (+3.7 mbd) and negative impact of a lower throughput on the Barrancabermeja refinery (-3.3 mbd).

Exchange Rate Effect (-0.48 USD/bl): Higher COP/USD exchange rate by COP +324.7  when restating costs in Colombian pesos to US dollars.

Financial Results for the Segment

Table 19: Profit and Loss Statement – Downstream

Billion (COP)	4Q 2019	4Q 2018	∆ ($)	∆ (%)	12M 2019	12M 2018	∆ ($)	∆ (%)
Total revenue	10,043	10,201	(158)	(1.5%)	38,771	37,011	1,760	4.8%
Depreciation, amortization and depletion	342	333	9	2.7%	1,325	1,249	76	6.1%
Variable costs	8,663	9,156	(493)	(5.4%)	34,321	32,444	1,877	5.8%
Fixed costs	708	583	125	21.4%	2,210	1,967	243	12.4%
Total cost of sales	9,713	10,072	(359)	(3.6%)	37,856	35,660	2,196	6.2%
Gross income	330	129	201	155.8%	915	1,351	(436)	(32.3%)
Operating expenses	(665)	362	(1,027)	(283.7%)	225	1,125	(900)	(80.0%)
Operating income (loss)	995	(233)	1,228	(527.0%)	690	226	464	205.3%
Financial result, net	170	(965)	1,135	(117.6%)	(947)	(1,665)	718	(43.1%)
Share of profit of companies	5	5	0	0.0%	17	28	(11)	(39.3%)
Loss before income tax	1,170	(1,193)	2,363	(198.1%)	(240)	(1,411)	1,171	(83.0%)
Provision for income tax	(288)	969	(1,257)	(129.7%)	18	897	(879)	(98.0%)
Net income consolidated	882	(224)	1,106	(493.8%)	(222)	(514)	292	(56.8%)
Non-controlling interest	(11)	0	(11)	-	(11)	2	(13)	(650.0%)
Net income attributable to owners of Ecopetrol before impairment	871	(224)	1,095	(488.8%)	(233)	(512)	279	(54.5%)
Impairment	448	(1,062)	1,510	(142.2%)	452	(984)	1,436	(145.9%)
Deferred tax of impairment	(114)	196	(310)	(158.2%)	(115)	180	(295)	(163.9%)
Net income attributable to owners of Ecopetrol	1,205	(1,090)	2,295	(210.6%)	104	(1,316)	1,420	(107.9%)

EBITDA	515	228	287	125.9%	1,638	1,961	(323)	(16.5%)
EBITDA Margin	5.1%	2.2%	-	2.9%	4.2%	5.3%	-	(1.1%)

As set forth in the table above, 2019 revenue increased as compared to 2018 primarily due to: i) the positive effects from the COP/USD exchange rate; ii) greater volume of diesel exports, given their improved economic performance in the international market; combined with the negative effects of: iii) lower prices of the product basket and iv) the weakening of international fuel prices. Downstream revenues for the Q4 2019 decreased as compared to the same period of 2018, mainly due to the weakening of international refined product prices.

2019 cost of sales increased as compared to 2018 was primarily the result of: i) higher purchases of crude oil associated with the increase throughputs in Cartagena and higher feedstock costs for both refineries due to the appreciation of crude vs. Brent; ii) higher imports of diesel in Barrancabermeja due to first quarter operational events as well as increased purchases of products to reduce the sulphur content of fuels for the local market. This increase was partially offset by the inclusion of a higher percentage of domestic crude in Cartagena, which helped counterbalance the increase in the cost of the feedstock. In the Q4 2019, costs of sales decreased in comparison to 2018, mainly due to a lower throughput in the Barrancabermeja refinery because of reduced availability of light and intermediate crudes.

2019 operational expenses (before the effect of impairment and the market valuation of Invercolsa) increased as compared to 2018 primarily due to: i) an increased in commercial taxes, and ii) higher administrative and commercial expenses.

As a result of the ruling issued by the Colombian Supreme Court of Justice in favor of Ecopetrol in the Invercolsa process, there was a change in the equity ownership of such entity, and this Company thus ceased to be an associate and became a subsidiary: In compliance with IFRS-Business combination principles, the investment in Invercolsa must be recognized at market value and its financial statements must be consolidate into the consolidated financial statements of the Ecopetrol Group.

This generated non-recurring income of over COP 1.0 trillion corresponding to the difference between the fair value and the book value of Invercolsa. We decided to place Invercolsa into the Downstream segment because it is standard industry practice to include both the crude oil refining and natural gas processing and purification.

The financial result (non-operational) of the Downstream segment for both the Q4 2019 and full-year 2019 as compared to the same periods of the previous year showed an improvement as a result of the revaluation effect of the COP/USD year-end exchange rate on the net passive position of the segment in 2019 versus the devaluation of the Colombian peso against the US dollar in 2018.

5.   Efficiency Initiatives

Table 20: Savings Initiatives - Ecopetrol Group

Billion (COP)	4Q 2019	4Q 2018	12M 2019	12M 2018
Optimization of drilling costs and facilities construction	691.0	476.0	1,675.4	1,113.0
Improvement of the commercial strategy	112.5	70.0	394.6	195.0
Improvement in refineries revenues/margins	125.0	126.0	351.0	520.0
Reduction of O&M Midstream costs	116.0	49.0	210.0	139.0
Energy strategy - Surplus sales - Cost optimization	8.4	75.0	85.6	168.0
Savings on staff, logistics and other areas	104.0	19.0	141.0	52.0
Reduction of deferred production	21.0	(5.0)	66.0	248.0
Operating optimization	219.6	42.0	236.9	102.0
Refining cash cost optimization	54.5	110.0	54.5	141.0
Dilution and evacuation of heavy and extra heavy crude oil	140.0	(8.0)	127.2	55.0
Digital transformation	4.0	0.0	4.0	0.0
Total	1,595.9	954.0	3,346.1	2,733.0

In 2019, Ecopetrol Group achieved cumulative efficiencies totaling COP 3.3 trillion, a 22% increase in comparison to 2018. Noteworthy efficiency strategies include: i) reduced operating and dilution costs, and reductions of deferred production; ii) commercialization and sales improvement initiatives for surplus energy; iii) leverages developed aimed towards improving refining income and cash flow cost; iv) optimized operating and maintenance costs of subsidiaries in the transport segment.

6.   Investments

Table 21: 2019 Organic Investments - Ecopetrol Group

Million (USD)	Ecopetrol S.A.	Affiliates and Subsidiaries	Total	% Share
Production	2,201	219	2,420	68.7%
Downstream	171	153	324	9.2%
Exploration	125	237	362	10.3%
Midstream*	2	309	311	8.8%
Corporate	104	0	104	3.0%
Total	2,603	918	3,521	100.0%

* Includes the total amount of investments of each of the Ecopetrol Group companies (Ecopetrol S.A.’s share and non-controlling interest)

a)     In 2019, the aggregate investments of the Ecopetrol Group amounted to USD $4.4 billion, consisting of 80% organic investments and 20% inorganic investments from international agreements such as the strategic alliance with OXY in the US Permian Basin. Consequently, there was a 51% increase in investments versus 2018. Organic investment exhibited a 21% increase compared to 2018.

b)     Organic investments activities reached USD 3.5 billion, this value of execution includes USD 400 millions of efficiencies associated to: tax benefits, project execution, controlled risk management and the depreciation of the Colombian peso.

c)     Of 2019 total investment, 79% was concentrated in exploration and production, and 67% was focused towards increasing the reserves and production of hydrocarbons.

d)     92% of the investments were implemented in Colombia, and the remainder was employed to garner a position for the Ecopetrol Group in high prospect basins in the United States and Brazil.

e)     Investments were made in Q4 2019 in the amount USD $1.2 billion, focused on business continuity projects within the production, downstream and midstream segments.

Production: Ecopetrol S.A.’s drilling campaign was concentrated in the Castilla, Rubiales, Chichimene, Suria, Casabe, Yariguí-Cantagallo and La Cira Infantas fields. In the subsidiaries, investment was led by Hocol and Ecopetrol America LLC. By year end, 606 development wells had been drilled and completed and more than 500 capitalizable workovers had been carried out.

Likewise, investment opportunities in the amount of over USD $1.9 billion were approved during the year to begin their execution stage; the most significant among these are:

Caño Sur: In 4Q 2019, the East Caño Sur field Module 3 project was approved with an estimated investment of USD $935.6 million between 2019 and 2027. This approval was given after executing investments focused on reducing the uncertainty of the reservoir and confirming the field’s prospects, as well as accomplishing technical and financial optimization in order to continue with the development of this strategic asset.

Casabe: In 4Q 2019 the Casabe Module 3 drilling project was approved with an estimated investment of USD $276.5 million between 2019 and 2023, as part of the water injection expansion strategy that seeks to increase the field’s recovery factor.

Piedemonte: In October of 2019, the initiation of drilling of a new well in the Pauto field was approved, with an estimated investment of USD $107.26 million between 2019 and 2022, which aims to enable gas volumes.

Exploration: Investments were made for USD $362 million, presenting an increase of 66% over that of 2018. These investments resulted in the drilling of 20 wells, 8 of them with successful results (Andina Norte , Boranda-2 ST, Jaspe-8, CW-01ST-1, Boranda-3, Flamencos-1, Esox-1 and Bullerengue-3), as well as the acquisition of 2D and 3D seismic data for 179,244 km in Colombia, Brazil and Mexico. In addition, in July payment was made of approximately USD 90 million to enter the Saturn block of the Santos basin in Brazil.

Refining, Petrochemicals and Biofuels: Execution of investments in operational continuity to maintain operational efficiency, reliability and integrity of operations at Barrancabermeja and Cartagena refineries.

Midstream: Investments were made towards operational continuity activities in the different pipelines and polyduct systems of Cenit and its subsidiaries. Additionally, the entry into operation of the Chinchiná - Pereira bypass (Puerto Salgar - Cartago pipeline) that connects the west of the country was completed.

The investment in digital transformation and innovation for USD $76.3 million is noteworthy, including progress in the implementation of projects such as Integrated Fields, Volumetric Management and Gross Refining Margin, aimed towards increasing production, improving refining margins and optimizing operational costs.

II.             Environmental, Social and Corporate Responsibility - Ecopetrol SA

1.    HSE Performance

Table 22: HSE Performance (Health, Safety and Environmental performance)

HSE Indicators*	4Q 2019	4Q 2018	12M 2019	12M 2018
Frequency of total registrable injuries (No. Recordable cases / Million labour hours)	0.70	0.71	0.60	0.63
Environmental incidents**	5	4	11	20

* The results of the indicators are subject to subsequent change at the end of the quarter, as some accidents and incidents are reclassified according to the final results of the investigations. ** Environmental incidents are hydrocarbons spills in excess of 1 barrel, with environmental impact.

Relevant milestones

a)     During 2019, ISO 14001 and OHSAS 18001 certifications were obtained for the third consecutive year, which cover the following activities: i) exploration, production and exploitation of oil and gas; ii) refined and petrochemical production; iii) provision of maintenance and operation related services to hydrocarbon transport systems; and, iv)  hydrocarbons commercialization, administrative and/or business support processes in Ecopetrol S.A.

b)     A new technological tool was developed and incorporated, focused on the management of HSE incidents, monitoring of HSE findings and logging of HSE conversations, which allows the generation of real-time reports, ultimately improving timely decision making.

2. Environment, Social Investment, and Corporate Governance

Environment:

a)     Ecopetrol joined the World Bank-led initiative called "Zero Routine Flaring by 2030", whose goal is to eliminate the routine flaring of gas in the oil and gas fields as soon as possible and no later than 2030. This initiative is aligned with the Paris Agreement as well as Goal 13 of the UN’s Sustainable Development Goals on climate action. It also ratifies Ecopetrol’s commitment to reduce its greenhouse emissions by 20% by 2030 and continue with the implementation of its decarbonization plan.

b)     The solar farm in the Department of Meta was implemented in October, with an installed capacity of 21 MW, which will supply part of the energy required by some of the company's operations in that region. Its operation will prevent the emission of over 154 thousand tons of CO2 into the atmosphere in the next 15 years.

c)     Ecopetrol obtained the verification for the reduction of 1,068,394 tons of CO2 equivalent emissions from Ruby Canyon Engineering, an international auditing firm specialized in emission reductions recognized by the Mexican Accreditation Entity (EMA for its Spanish acronym) and by the American National Standards Institute (ANSI). With this accreditation, Ecopetrol is the first sector company in Colombia to verify its CO2 emission reductions in its operational processes.

d)     In 4Q 2019, Ecopetrol reused 22.3 million m3 of water, meaning that the Company avoided capturing and dispensing this volume, thus reducing pressure on water resources. These results were achieved as a result of good water reuse and recirculation practices in the Barrancabermeja and Cartagena Refineries, as well as in the La Cira Infantas, San Francisco and Chichimene production fields, among others. During 2019, 88.3 million m3 of water were reused, an increase of 4% versus 2018.

e)     In 4Q 2019, 716.6 thousand m3 of treated production water from agricultural and livestock activities in the Agro-Energy Sustainability Area (ASA for its Spanish acronym) of the Castilla field were reused. During 2019, 1.16 million m3 of water were reused in these agricultural and livestock activities in the Agro-Energy Sustainability Area of the Castilla field.

f)      Esenttia, as part of its commitment to sustainability and the environment, accomplished key successes in this area in 2019, which include: the recovery of 890 thousand kilograms of plastic waste during the course of the past seven years through ongoing social projects and received the award “Centro de Acopio Cartagena Amigable” for being an Inclusive Green Business, granted by the Colombian Ministry of Environment and Sustainable Development, as well as the sustainability seal granted by Icontec (Colombian Institute of Technical Standards and Certification).

Socio-Environmental Investment:

a)     In 2019 resources were allocated to socio-environmental investment projects amounting to COP $245,462 million, which is a COP $193,128 million increase over that invested in 2018. Social investment was allocated COP $229,684 million corresponding to: i) strategic (voluntary) investments of COP $ 218,655 billion; ii) programs to benefit communities totaling COP $5,899 million; and iii) mandatory investments for COP $5,130 million. Investments in strategic environmental management totalled COP $15,778 million.

b)     The Ecopetrol Group achieved a 46% share in  tax projects initiative for the 2017-2018 periods (COP $ 215 billlion) in 22 social impact projects that we expect will benefit more than one million inhabitants in 33 municipalities in the Most Affected Zones by the Armed Conflict (ZOMAC for its Spanish acronym). During 2019, school supplies were distributed in Tumaco and Barbacoas (Nariño) and an urban road constructed of San Martín (Meta).

General Environment:

a)     In 2019, Ecopetrol updated its General Environment Strategy, ensuring alignment with the Sustainable Development Goals (SDGs) and the National Development Plan (PND for its Spanish acronym), prioritizing openness towards dialogue with the various actors, a comprehensive vision for the territory, compliance with the commitments acquired with the communities and territorial entities and the definition of specific socio-environmental investment courses.

b)     A joint strategy was articulated with the National Government and other actors to obtain the social license that will facilitate implementing the Integral Research Pilot Projects (PPII for its Spanish acronym). In addition, through the PPII, Ecopetrol will participate in determining the feasibility of this technique and the identification of possible technical, environmental and social impacts at the national, regional and local levels.

III.           2020-2022 Business Plan

The Ecopetrol Group (GE for its Spanish acronym) presents the following 2020-2022 Business Plan update, which is aligned with the strategic priorities of achieving profitable and sustainable growth, under strict capital discipline and cash flow protection, taking into consideration the challenges posed by energy transition, climate change, respect for the environment and biodiversity, the protection and responsible use of water, and the inclusion of an innovation and technology component leveraging the integrated value generation for the Group.

The Plan includes investments between USD $ 13 and USD $ 17 billion, most of which will be invested in Colombia, aimed at continuing on the path towards reserves and production growth, the search and development of investment opportunities to leverage portfolio diversification, and ensuring the continuity of the operations. Furthermore, the Plan is progressing towards operational sustainability with specific goals in terms of decarbonization, incorporation of renewable energies and digital transformation.

Growth investment (58%) is focused on continuing the profitable development of existing assets and addressing the transition to gas; investments in operational continuity (26%) will preserve the value of the assets and provide reliability and integrity to the operation; and the remaining 16% of investments will boost innovation and technology and decarbonization goals.

Some of the most relevant operational and financial goals of the 2020-2022 Plan are: (i) reach organic production levels of between 745 - 800 thousand barrels of oil equivalent per day; (ii) maintain the replacement rate of organic reserves above 100%, without price effect; (iii) throughput between 370 - 420 thousand barrels per day for the integrated refining system; (iv) achieve between 1.10 - 1.25 million barrels per day of volumes transported, in line with the expected country's production and demand for liquid fuels; (v) cumulative emission reduction between 1.8 and 2.0 MmtCO2e, and (vi) the installation of 300 Megawatts of renewable energy sources.

Upstream

83% of total investments will be allocated to the upstream segment, prioritizing the development of the Group’s position in strategic assets such as Piedemonte and Rubiales fields, others in the Middle Magdalena Valley as well as in key regions such as Brazil and the Permian Basin. Furthermore, the maturation and development of improved recovery activities will continue. 72% of upstream investments will be allocated to projects in Colombia while the remainder will be invested in the positioning and development of the Group's international operations.

In terms of exploration, the plan entails the drilling of more than 30 exploratory wells located in the most relevant basins, focused mostly in Colombia, and with an important seismic survey program. Additionally, the Group expects to continue with the evaluation and development of the offshore gas discoveries made in the Colombian Caribbean, through investments totaling USD $ 200 million.

In relation to unconventional reservoirs, the maturation of the initiatives associated with the Comprehensive Research Pilot Project (PPII for its Spanish acronym) in the Magdalena Medio Valley Basin will continue, as well as the scaling up of development activities in the Permian Basin in Texas, United States.

Downstream

11% of investments will be allocated to the downstream segment, focusing on the use and optimization of the current infrastructure. To this end, major maintenance and technological updates will be carried out in the Cartagena and Barrancabermeja refineries, as well as the execution of the Cartagena refinery interconnection project. The expansion of the Esenttia plant by 40 thousand tons of polypropylene per year is also planned. A gross refining margin of between USD $ 10 and USD $ 15 per barrel is anticipated.

In an effort to move forward with the production of cleaner fuels for the country, the investments made during the 2020-2022 period will help ratify the quality of domestic diesel to between 10 to 15 ppm of sulfur, and the corresponding reduction in gasoline to a maximum of 50 ppm of sulfur. Moreover, the initiation of a project to guarantee reaching levels of below 10 ppm in both fuels in the medium term is anticipated. This quality level is already reported for domestic diesel, including that which is used by mass transport systems such as Transmilenio.

Midstream

The 2020-2022 Plan includes allocating 5% of investments to this segment, focusing on improving efficiency and synergies in the transportation system, as well as capturing investment opportunities in polyducts associated with the increase in domestic fuel demand, with foreseen investments amounting to USD $ 300 million. This segment is expected to continue to be an important cash generator, with estimated EBITDA margin levels between 75% and 80%.

Technology and Innovation

In terms of technology, efforts will focus, among others, on realizing the feasibility of recovery and unconventional hydrocarbons projects, in an effective, environmental and socially sustainable manner; increase flexibility and logistic efficiency for the transportation of heavy crudes; and increase energy efficiency. Additionally, the ten projects on the digital agenda that seek to maximize production, improve the commercialization and refining margin, and digitize financial management will be completed.

Emission reduction and water management

In line with the Group’s objectives of maintaining a low carbon emission operation, as well as reducing the vulnerability of its operation and infrastructure to climate change variability, an investment of between USD $ 320 and USD $ 430 million is planned, allocated to projects that help reduce between 200 and 400 KtCO2e, on order to reach the cumulative goal of 1.8 to 2.0 MtCO2e by 2022.

In order to enhance integrated water management under operational efficiency, wastewater reuse, water security and water governance, an investment of between USD $165 and USD $ 195 million is planned for wastewater treatment and final water disposal wells, as well as to offer potable water to 900 thousand people and sanitation in 40 prioritized municipalities.

Profitable growth and higher cost efficiencies are expected to allow the Business Group to generate an operating cash flow of between USD $ 20 and $ 21 billion during this period, which provides flexibility for growth through different price cycles. With a Brent price of USD $ 57 / bl, the Group's ROACE would remain at levels above 11%, leveraged by a solid EBITDA generation and investment efficiency amid a strict capital discipline. The Plan improves the resilience of the business, which expects to structurally decrease its net profit breakeven to around USD $ 30 / bbl.

The Plan seeks to maintain leveraging metrics in line with the Company´s investment grade rating and competitive vis-à-vis industry peers. Accordingly, and providing flexibility for specific capital structure optimizations during the period, the gross debt-to-EBITDA ratio of < 1.5 is expected to continue.

The 2020-2022 Plan emphasizes Ecopetrol's commitment to a safe and environmentally sustainable operation, while protecting the environment and the communities in the areas where it operates, and ensuring the satisfaction of its employees; conditions that will help create shared prosperity and constructive dialogue with all its stakeholders.

IV.          Quarterly Results Presentations

Ecopetrol’s management will hold two online presentations to review the fourth quarter of 2019 results:

Spanish Conference	English Conference
February 26, 2020	February 26, 2020
08:00 a.m. NY Time	09:30 a.m. NY Time
08:00 a.m. Bogotá	09:30 a.m. Bogotá

Participants from different countries may look for different international numbers to the ones mentioned above by consulting the following link:

 https://www.conferenceplus.com/AlternateNumbers/alternatenumbers.aspx?100875&t=P&o=UWzWlwdZpqgsdP

The earnings release, slide presentation and live webcast of the conference calls will be available on Ecopetrol’s website: www.ecopetrol.com.co and at the following

https://event.on24.com/wcc/r/2189986/468F54015B1BABCBB07BEE4EE94F9C56 (Spanish)

https://event.on24.com/wcc/r/2189990/0220A0FCD7060EFA418E7761651D2DC8  (English)

Ecopetrol Group Appendices

Table 1: Income Statement – Ecopetrol Group

Billion (COP)	4Q 2019	4Q 2018	∆ (%)	12M 2019	12M 2018	∆ (%)
Revenue
Local	9,092	8,645	5.2%	34,305	33,023	3.9%
Export	9,489	9,669	(1.9%)	36,542	34,797	5.0%
Total revenue	18,581	18,314	1.5%	70,847	67,820	4.5%
Cost of sales
Depreciation, amortization and depletion	2,101	1,881	11.7%	8,290	7,605	9.0%
Variable depreciation, amortization and depletion	1,351	1,191	13.4%	5,509	5,050	9.1%
Fixed cost depreciation	750	690	8.7%	2,781	2,555	8.8%
Variable costs	7,547	7,412	1.8%	27,176	24,774	9.7%
Imported products	2,834	3,643	(22.2%)	12,640	11,810	7.0%
Local purchases	3,227	2,550	26.5%	11,488	10,121	13.5%
Hydrocarbon transportation services	223	134	66.4%	822	697	17.9%
Inventories and others	1,263	1,085	16.4%	2,226	2,146	3.7%
Fixed costs	2,622	2,649	(1.0%)	9,492	8,791	8.0%
Contracted services	880	872	0.9%	3,053	2,837	7.6%
Maintenance	695	758	(8.3%)	2,497	2,261	10.4%
Labor costs	637	590	8.0%	2,317	2,106	10.0%
Other	410	429	(4.4%)	1,625	1,587	2.4%
Total cost of sales	12,270	11,942	2.7%	44,958	41,170	9.2%
Gross income	6,311	6,372	(1.0%)	25,889	26,650	(2.9%)
Operating expenses	771	1,382	(44.2%)	3,726	4,592	(18.9%)
Administration expenses	679	866	(21.6%)	3,264	2,733	19.4%
Exploration and projects expenses	396	193	105.2%	763	1,387	(45.0%)

Operating income	5,540	4,990	11.0%	22,163	22,058	0.5%
Finance result, net	(245)	(300)	(18.3%)	(1,670)	(2,010)	(16.9%)
Foreign exchange, net	145	241	(39.8%)	41	372	(89.0%)
Interest, net	(363)	(568)	(36.1%)	(1,415)	(2,016)	(29.8%)
Financial income/(loss)	(27)	27	(200.0%)	(296)	(366)	(19.1%)
Share of profit of companies	65	(84)	(177.4%)	354	155	128.4%
Income before income tax	5,360	4,606	16.4%	20,847	20,203	3.2%
Income tax	247	(1,297)	(119.0%)	(5,067)	(7,415)	(31.7%)
Net income consolidated	5,607	3,309	69.4%	15,780	12,788	23.4%
Non-controlling interest	(318)	(296)	7.4%	(1,251)	(978)	27.9%
Net income attributable to owners of Ecopetrol	5,289	3,013	75.5%	14,529	11,810	23.0%
Impairment	(1,751)	(496)	253.0%	(1,748)	(347)	403.7%
Deferred tax of impairment	471	130	262.3%	470	93	405.4%
Net income attributable to owners of Ecopetrol	4,009	2,647	51.5%	13,251	11,556	14.7%

EBITDA	7,174	7,042	1.9%	31,108	30,798	1.0%
EBITDA margin	38.6%	38.5%	0.1%	43.9%	45.4%	(1.5%)

Table 2: Statement of Financial Situation / Balance Sheet – Ecopetrol Group

Billion (COP)	December 31, 2019	December 31, 2018	? (%)
Current assets
Cash and cash equivalents	7,076	6,312	12.1%
Trade and other receivables	5,700	8,194	(30.4%)
Inventories	5,658	5,100	10.9%
Current tax assets	1,519	1,031	47.3%
Other financial assets	1,624	5,321	(69.5%)
Other assets	1,779	1,022	74.1%
	23,356	26,980	(13.4%)
Non-current assets held for sale	8	51	(84.3%)
Total current assets	23,364	27,031	(13.6%)

Non-current assets
Investments in associates and joint ventures	3,245	1,844	76.0%
Trade and other receivables	787	756	4.1%
Property, plant and equipment	64,200	62,770	2.3%
Natural and environmental resources	29,073	23,075	26.0%
Assets by right of use	456	0	-
Intangibles	483	411	17.5%
Deferred tax assets	8,622	5,747	50.0%
Other financial assets	3,355	2,827	18.7%
Other assets	1,863	1,780	4.7%
Total non-current assets	112,084	99,210	13.0%

Total assets	135,448	126,241	7.3%

Current liabilities
Loans and borrowings	5,012	4,020	24.7%
Trade and other payables	10,689	8,946	19.5%
Provision for employees benefits	1,929	1,817	6.2%
Current tax liabilities	2,571	1,751	46.8%
Accrued liabilities and provisions	789	814	(3.1%)
Other liabilities	752	477	57.7%
Total current liabilities	21,742	17,825	22.0%

Non-current liabilities
Loans and borrowings	33,227	34,043	(2.4%)
Trade and other payables	24	31	(22.6%)
Provision for employees benefits	9,552	6,790	40.7%
Deferred tax liabilities	774	738	4.9%
Non current taxes	71	0	-
Accrued liabilities and provisions	9,129	6,940	31.5%
Other liabilities	585	570	2.6%
Total non-current liabilities	53,362	49,112	8.7%

Total liabilities	75,104	66,937	12.2%

Equity
Equity attributable to owners of the company	56,412	57,214	(1.4%)
Non-controlling interests	3,932	2,090	88.1%
Total equity	60,344	59,304	1.8%

Total liabilities and equity	135,448	126,241	7.3%

Table 3: Free Cash Flow Statement - Ecopetrol Group

Billion (COP)	4Q 2019	4Q 2018	12M 2019	12M 2018
Cash flow provided by operating activities
Net income attributable to owners of Ecopetrol S.A.	4.009	2.647	13.251	11.556
Adjustments to reconcile net income to cash provided by operating activities
Non-controlling interests	318	296	1.251	978
Income tax	(718)	1.166	4.597	7.322
Depreciation, depletion and amortization	2.278	1.912	8.568	7.690
Foreign exchange (gain) loss	(145)	(241)	(41)	(372)
Finance costs recognized in profit or loss	680	742	2.652	3.068
Dry wells	186	26	340	899
Loss (gain) on disposal of non-current assets	43	23	121	(1)
Impairment of current and non-current assets	1.806	621	1.838	483
Fair value (gain) on financial assets valuation	(27)	(38)	19	(93)
Profit in acquisition of participations in joint operations	(1.049)	0	(1.049)	12
Gain on assets for sale	(3)	(1)	(3)	0
(Gain) loss on share of profit of associates and joint ventures	(65)	84	(354)	(155)
Realized foreign exchange cash flow hedges	138	270	1.029	656
Others minor items	(2)	42	5	34
Net changes in operating assets and liabilities	721	(882)	784	(3.035)
Income tax paid	(821)	(2.143)	(5.296)	(6.650)
Cash provided by operating activities	7.349	4.524	27.712	22.392

Cash flows from investing activities
Investment in property, plant and equipment	(1.483)	(1.377)	(4.013)	(3.303)
Investment in natural and environmental resources	(5.026)	(1.939)	(9.798)	(5.052)
Payments for intangibles	(115)	(32)	(168)	(106)
Sale of assets held for sale and equity instruments	0	0	0	0
(Purchases) sales of other financial assets	1.675	3.532	3.117	(843)
Interest received	126	137	482	384
Dividends received	358	55	189	109
Proceeds from sales of assets	131	126	155	169
Net cash used in investing activities	(4.334)	502	(10.036)	(8.642)

Cash flows from financing activities
Proceeds (repayment of) from borrowings	(545)	(5.266)	(1.537)	(8.752)
Interest paid	(496)	(842)	(1.766)	(2.611)
Dividends paid	(3.810)	(141)	(13.867)	(4.428)
Net cash used in financing activities	(4.851)	(6.249)	(17.170)	(15.791)

Exchange difference in cash and cash equivalents	(149)	416	258	407
Net (decrease) increase in cash and cash equivalents	(1.985)	(807)	764	(1.634)
Cash and cash equivalents at the beginning of the period	9.061	7.119	6.312	7.946
Cash and cash equivalents at the end of the period	7.076	6.312	7.076	6.312

Non-cash transactions
Recognition of assets for right of use and liabilities for lease	685	0	685	0
Fair value - Invercolsa share	2.932	0	2.932	0

Table 4: EBITDA Reconciliation - Ecopetrol Group

Billion (COP)	4Q 2019	4Q 2018	12M 2019	12M 2018
Net income attributable to the owners of Ecopetrol	4,009	2,647	13,251	11,556
(+) Depreciation, amortization and depletion	2,278	1,912	8,568	7,690
(+/-) Impairment of long-term assets	1,751	496	1,748	346
(+/-) Gain in business combination	(1,049)	0	(1,049)	12
(+/-) Financial result, net	245	301	1,670	2,010
(+) Income tax	(718)	1,166	4,597	7,322
(+) Taxes and others	340	224	1,072	884
(+/-) Non-controlling interest	318	296	1,251	978
Consolidated EBITDA	7,174	7,042	31,108	30,798

 Table 5: EBITDA Reconciliation by Segment (4Q 2019)

Billion (COP)	Upstream	Downstream	Midstream	Eliminations	Consolidated
Net income attributable to the owners of Ecopetrol	2.161	1.205	642	1	4.009
(+) Depreciation, amortization and depletion	1.568	358	352	0	2.278
(+/-) Impairment of long-term assets	1.968	(449)	232	0	1.751
(+/-) Gain in business combination	0	(1.049)	0	0	(1.049)
(+/-) Financial result, net	269	(170)	146	0	245
(+) Income tax	(1.611)	402	491	0	(718)
(+) Other taxes	98	207	35	0	340
(+/-) Non-controlling interest	(18)	11	325	0	318
Consolidated EBITDA	4.435	515	2.223	1	7.174

Annexes, Ecopetrol S.A.

Following are the Income Statement and Statement of Financial Position of Ecopetrol S.A.

Table 6: Income Statement

Billion (COP)	4Q 2019	4Q 2018	∆ (%)	12M 2019	12M 2018	∆ (%)
Local	8,992	8,373	7.4%	34,066	32,878	3.6%
Exports	7,464	7,339	1.7%	28,550	27,148	5.2%
Total revenue	16,456	15,712	4.7%	62,616	60,026	4.3%
Variable costs	9,851	8,508	15.8%	35,672	31,618	12.8%
Fixed costs	3,007	3,074	(2.2%)	11,547	10,665	8.3%
Total cost of sales	12,858	11,582	11.0%	47,219	42,283	11.7%
Gross income	3,598	4,130	(12.9%)	15,397	17,743	(13.2%)
Operating expenses	(129)	901	(114.3%)	1,623	2,235	(27.4%)
Operating income	3,727	3,229	15.4%	13,774	15,508	(11.2%)
Financial income/(loss)	(27)	(311)	(91.3%)	(1,626)	(1,706)	(4.7%)
Share of profit of companies	2,637	471	459.9%	6,284	2,407	161.1%
Income before income tax	6,337	3,389	87.0%	18,432	16,209	13.7%
Income tax	(815)	(1,200)	(32.1%)	(3,668)	(5,163)	(29.0%)
Net income attributable to owners of Ecopetrol	5,522	2,189	152.3%	14,764	11,046	33.7%
Impairment	(2,082)	572	(464.0%)	(2,082)	645	(422.8%)
Deferred tax of impairment	569	(114)	(599.1%)	569	(135)	(521.5%)
Net income attributable to owners of Ecopetrol	4,009	2,647	51.5%	13,251	11,556	14.7%

EBITDA	4,549	4,534	0.3%	19,375	21,239	(8.8%)
EBITDA margin	27.6%	28.9%	(1.3%)	30.9%	35.4%	(4.5%)

 Table 7: Statement of Financial Position / Balance Sheet

Billion (COP)	December 31, 2019	December 31, 2018	? (%)
Current assets
Cash and cash equivalents	1,477	2,259	(34.6%)
Trade and other receivables	5,178	7,642	(32.2%)
Inventories	3,822	3,459	10.5%
Current tax assets	1,211	827	46.4%
Other financial assets	2,445	6,611	(63.0%)
Other assets	1,110	840	32.1%
	15,243	21,638	(29.6%)
Non-current assets held for sale	6	24	(75.0%)
Total current assets	15,249	21,662	(29.6%)

Non-current assets
Investments in associates and joint ventures	52,644	45,142	16.6%
Trade and other receivables	638	576	10.8%
Property, plant and equipment	21,183	21,041	0.7%
Natural and environmental resources	22,217	19,384	14.6%
Assets by right of use	3,481	0	-
Intangibles	232	250	(7.2%)
Deferred tax assets	3,557	2,309	54.0%
Other financial assets	2,789	2,402	16.1%
Other assets	967	996	(2.9%)
Total non-current assets	107,708	92,100	16.9%

Total assets	122,957	113,762	8.1%

Current liabilities
Loans and borrowings	3,284	2,588	26.9%
Trade and other payables	8,879	7,683	15.6%
Provision for employees benefits	1,856	1,761	5.4%
Current tax liabilities	1,198	517	131.7%
Accrued liabilities and provisions	671	744	(9.8%)
Other liabilities	752	282	166.7%
Total current liabilities	16,640	13,575	22.6%

Non-current liabilities
Loans and borrowings	33,014	30,706	7.5%
Provision for employees benefits	9,552	6,790	40.7%
Deferred tax liabilities	142	144	(1.4%)
Non current taxes	34	0	-
Accrued liabilities and provisions	7,144	5,314	34.4%
Other liabilities	19	19	0.0%
Total non-current liabilities	49,905	42,973	16.1%

Total liabilities	66,545	56,548	17.7%

Equity
Equity attributable to owners of the company	56,412	57,214	(1.4%)
Total equity	56,412	57,214	(1.4%)

Total liabilities and equity	122,957	113,762	8.1%